UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

05057512

FORM CB

BUSINESS COMBINATION NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

UFJ Tsubasa Shoken Kabushiki Kaisha
(Name of Subject Company)

UFJ Tsubasa Securities Co. Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Securities Co., Ltd.
(Name of Person(s) Furnishing Form)

Common shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Nobuyuki Kono, Legal Department, UFJ Tsubasa Securities Co., Ltd. / 1-3 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8138, Japan / +81-3-5222-8358
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 13, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

See the Convocation Notice of the Fifty-Ninth Annual General Meeting of Shareholders dated June 13, 2005 attached as Exhibit A.

Item 2. Informational Legends

See cover page of the Convocation Notice of the Fifty-Ninth Annual General Meeting of Shareholders dated June 13, 2005.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the press releases attached as Exhibit B.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Mitsubishi Securities Co., Ltd. concurrently with this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MITSUBISHI SECURITIES CO., LTD.

Dated: June 10, 2005

Name: Koichi Kane
Title: President

EXHIBIT A

NOTICE TO U.S. SHAREHOLDERS

- This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

June 13, 2005

To Shareholders:

UFJ Tsubasa Securities Co., Ltd.
1-3, Otemachi 1-chome,
Chiyoda-ku, Tokyo
Kimisuke Fujimoto, President

CONVOCATION NOTICE OF
THE FIFTY-NINTH (59th) ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the fifty-ninth (59th) annual general meeting of shareholders of UFJ Tsubasa Securities Co., Ltd. (the "Company") will be held in accordance with the schedule described below. Your attendance is respectfully requested.

If you are unable to attend the meeting on the day set forth below, you may exercise your voting rights in writing or through the Internet. After examining the reference documents set forth below, please exercise your voting rights by indicating your approvals and/or disapprovals on the enclosed voting instruction form and affixing your seal to the form and returning it by mail, or accessing the voting website (http://www.evote.jp/) from a personal computer or a cellular telephone.

If you exercise your voting rights through the Internet, please refer to the "Notice on the Exercise of Voting Rights through the Internet" set forth on page 59 below.

Schedule

1. **Date and Time:** June 29, 2005 (Wednesday) at 10:00 a.m.

2. **Place:** Head Office of the Company, Conference Room, 4th Floor
1-3, Otemachi 1-chome, Chiyoda-ku, Tokyo

* * * * * *

On attending the meeting, please submit the enclosed voting instruction form[1] to the reception desk at the meeting place.

1 English translation is omitted.

3. Subject Matters of the Meeting:

Matters to be reported:

1. Report on the business report, the balance sheet, and the profit and loss statement for the fifty-ninth (59th) fiscal year (from April 1, 2004 to March 31, 2005)

2. Report on the consolidated balance sheet, the consolidated profit and loss statement, and the results of audits of the consolidated financial statements by the accounting auditor and the board of corporate auditors for the fifty-ninth (59th) fiscal year (from April 1, 2004 to March 31, 2005)

Matters to be resolved:

Agenda Item No. 1: Approval of the plan for disposition of profit for the fifty-ninth (59th) fiscal year

Agenda Item No. 2: Approval of the merger agreement between the Company and Mitsubishi Securities Co., Ltd.

The substance of this Agenda Item is described on the "Reference Document with respect to the Exercise of Voting Rights" below.

Agenda Item No. 3: Issuance of stock acquisition rights as stock options

The substance of this Agenda Item is described on the "Reference Document with respect to the Exercise of Voting Rights" below.

Agenda Item No. 4: Partial amendment to the Articles of Incorporation

The substance of this Agenda Item is described on the "Reference Document with respect to the Exercise of Voting Rights" below.

Agenda Item No. 5: Election of five (5) Directors

Agenda Item No. 6: Presentation of retirement grants to the retiring directors and retiring corporate auditors

(Exhibit)

BUSINESS REPORT FOR THE 59th FISCAL YEAR
April 1, 2004 to March 31, 2005

I. Review of Operations

1. Progress and Outcome of Operations of the Company and its subsidiaries (collectively "the Multiple Corporation") and Issues to be Handled

During the fiscal year under review, there was substantial improvement in corporate profitability and recovery was seen in employment, indicating the favorable condition of the Japanese economy. In the first half of the fiscal year, there was a gradual increase in production, including a recovery in exports, owing to the underlying economic recovery in the U.S. and the ongoing favorable condition of the Chinese economy. However, between summer and the beginning of fall, the growth of foreign economies slowed down due to a rising crude oil price and global raising of interest rates, and with the additional pressure in the IT sector to adjust inventories, which included digital household electric products, there was temporarily an increasing tone of adjustment in the Japanese economy. Meanwhile, the halt in the declining price of land in the areas surrounding major cities and the further improvement in the employment conditions D.I. (diffusion index) of the Bank of Japan's quarterly statistical survey (*Tankan* report) researched in March this year may be observed as a few signs of an escape from deflation from the perspectives of asset value and employment.

Amid these conditions, in respect of the stock market for this fiscal year, the Nikkei Stock Average rose to ¥12,163.89 on April 26 last year due to worldwide expectations for economic recovery, but fell afterward with the apprehension of a rise in interest rates in the U.S. and apprehension of inflation due to rising commodity prices such as the prices of crude oil and gold, as well as yen's strength against the U.S. dollar. It then remained within the narrow range between ¥10,500 and ¥12,000 and, with measures for the enhancement of corporate value such as dividend increases by enterprises being appreciated by investors, it closed at ¥11,668.95 at fiscal year-end.

In respect of the bond market, the long-term interest rate surged in June, but as opaqueness in the domestic economy became prevalent with the sharp rise in the crude oil price and the strengthening of the yen, the new ten-year government bond yield dropped to the 1.2% level through February. Because the Nikkei Stock Average subsequently remained firm, there was then a time when the new ten-year government bond yield rose to the 1.5% level, but this declined with favorable levels of demand and supply in the bond market, and ended at the 1.3% level at fiscal year-end.

Amid such economic circumstances, the Company implemented measures in accordance with the mid-term management plan.

[Commissions Income]
Total commissions for the fiscal year under review totaled ¥51,953 million (104.6% of that of the previous fiscal year), which breaks down as follows:

(1) Brokerage commissions
Trading at the Tokyo Stock Exchange was active during the fiscal year, with average daily turnover (all ordinary domestic shares) reaching ¥14,247 hundred million (121.5% of that of the previous fiscal year), supported by strong investment intentions of foreign investors and active internet transactions by individual investors. Given such situation, the Company has further pursued attentive in-person consulting operations and reorganized its operational framework in order to structure a service provision framework that is capable of responding to the broad range of asset investment needs of its customers. Nevertheless, the brokerage commissions for equities totaled ¥27,665 million (98.5% of that of the previous fiscal year), while the brokerage commissions for bonds totaled ¥131 million (78.3% of that of the previous fiscal year).

(2) Underwriting and sales commissions

Amid extensive expansion of the primary market for equities due to increased equity financing by previously listed companies and intensified activities of initial public offerings, the Company had the opportunity to serve in the position of a lead manager in ten (10) cases of offerings and sales of previously listed companies and twelve (12) cases of initial public offerings. As a result, the Company was able to report ¥5,171 million (146.7% of that of the previous fiscal year) for commissions for underwriting and sales of equities. In addition, in the bond issuing market, the Company had the opportunity to serve in the position of a lead manager in fifteen (15) cases of domestic straight corporate bonds and eleven (11) cases of *zaito* (Fiscal Investment and Loan Program) institution bonds. There has also been an increase in the volume of underwriting of convertible bonds, resulting in a report of ¥1,942 million (174.9% of that of the previous fiscal year) for commissions for underwriting and sales of bonds.

(3) Commissions from subscription and distribution activities

Commission revenue from subscription and distribution activities was ¥4,559 million (101.9% of that of the previous fiscal year). In respect of the distribution of the investment trust, in addition to marketing monthly distribution type funds, the Company has been providing diversified investment trust products such as equity funds in areas showing remarkable economic growth, which include UFJ Partners Mainland China Fund and UFJ Partners Deutsche India Stock Fund, and foreign currency denominated principal protection funds to meet the needs of its customers. This resulted in ¥4,129 million (94.5% of that of the previous fiscal year) from commissions from subscription and distribution activities. In addition, commissions from subscription and distribution of bonds totaled ¥430 million (412.7% of that of the previous fiscal year) due to aggressive engagement in the distribution of government bonds to individual investors.

(4) Other commissions

Other commissions totaled ¥12,457 million (101.4% of that of the previous fiscal year). In respect of investment banking operations, by exploiting its capability to provide financial services for a wide range of customers of the UFJ Group, the Company was able to accumulate M&A advisory service fees, commissions relating to *tokumei kumiai* contributions and consulting fees in a well-balanced manner, resulting in a total of ¥6,960 million (96.9% of that of the previous fiscal year). In addition, investment trust agency fees totaled ¥3,757 million (110.5% of that of the previous fiscal year).

Total Commissions Breakdown by Product (in million yen)

Fiscal Year ended March 31	2004		2005	
		Percentage of Total		Percentage of Total
Equities	31,796	64.0	33,098	63.7
Bonds	1,951	3.9	2,857	5.5
Beneficiary Securities	7,818	15.7	7,912	15.2
Others	8,116	16.4	8,085	15.6
Total	49,682	100.0	51,953	100.0

[Trading Profit and Loss]
In respect of the trading profit and loss in equities, because the range of the stock market remained narrow throughout the fiscal year and there were few profit opportunities, profit totaled ¥4,997 million (76.4% of that of the previous fiscal year). In respect of bond trading, despite the Company's efforts regarding sales of outstanding bonds, due to the drop in sales of publicly offered foreign bonds profit from the Company's engagement in sales of already-issued bonds totaled ¥18,126 million (89.6% of that of the previous fiscal year).

[Financial Revenue and Expenses]
In respect of financial revenue and expenses, the Company pursued effective financing for each type of trading and investment, and profit totaled ¥5,801 million (116.9% of that of the previous fiscal year).

[Selling, General and Administrative Expenses]
In respect of SG&A expenses, because a new core service system came into full operation in November of last year, there was an increase in expenses related to systems. There was also an increase in the commissions paid in the initiation of the stock-brokerage business as well as an increase in tax and duties due to the introduction of pro forma standard taxation. As a result, these expenses totaled ¥66,136 million (105.7% of that of the previous fiscal year).

[Extraordinary Profit and Loss]
Extraordinary profit totaled ¥834 million (68.6% of that of the previous fiscal year), which included ¥344 million from sales of investment securities and ¥135 million from the liquidation of UFJ Tsubasa Europe Limited. Meanwhile, extraordinary loss totaled ¥2,776 million (53.3% of that of the previous fiscal year), which is mainly attributed to (i) the special severance payment of ¥1,028 million paid upon the abolition of commissioned sales representatives due to a reform of the personnel system and (ii) ¥766 million from losses on retirement of fixed assets including software used in the old system upon the adoption of the new system.

As a result of the above, the Company was able to achieve ¥85,238 million (98.3% of that of the previous fiscal year) in consolidated operating revenue and ¥82,449 million (97.8% of that of the previous fiscal year) in consolidated net operating revenue (consolidated operating revenue minus financial expenses) for the fiscal year in review. Consolidated recurring profit obtained by calculating SG&A expenses and non-operating profit and loss together totaled ¥17,256 million (78.4% of that of the previous fiscal year) due to an increase in expenses upon the adoption of the new core operating system.

In addition, consolidated net income for the year obtained by calculating extraordinary profit and loss and income tax together totaled ¥10,854 million (60.9% of that of the previous fiscal year).

[Capital Investments and Financing of the Multiple Corporation]
Approximately ¥140 hundred million was spent on capital investment for the year in review, mainly comprised of a system investment in the adoption of the new core operating system (STAR-PEGASUS) in November of last year.

Financing during the fiscal year was mainly recurring and there was no financing by means of capital increase.

[Issues to be handled by the Multiple Corporation]
Today the securities business is in an era of severe competition and significant reform. In order to enhance the securities market into one in which a wide range investors will participate and is the center of the Japanese financial system with the function of the market at its core, active and bold systematic reforms and deregulations are being pursued. Given such situation, the Company will endeavor to reinforce its compliance system as well as commence the promotion of services and the development of human resources by allocating securities personnel to operational bases of banks so as to devote its energy to promoting its services by exploiting its group power.

In respect of the merger of Mitsubishi Securities Co., Ltd. and the Company based on the management integration of UFJ Group and Mitsubishi Tokyo Financial Group, Inc., the Company has been making good progress in preparing for the integration by executing the "Merger Agreement" dated April 20, 2005 and making informal decisions regarding the organizational structure of the new securities company and its officers and executive officers with ranks, but still acknowledges that further effort is necessary to smoothly complete its merger into a new securities company without harming its customers. In addition, the Company intends to publicize material matters regarding the new securities company promptly upon the decisions of such matters.

We kindly ask for the further guidance and support of our shareholders.

2. Transition of Operating Results and Financial Condition of Multiple Corporation

(1) Transition of Multiple Corporation Operating Results and Financial Condition

(millions of yen, except per share data)

	Year Ended March 31,			
	2002	2003	2004	2005
Operating revenue	50,864	62,126	86,725	85,238
(Commissions)	(40,989)	(36,666)	(49,682)	(51,953)
Ordinary income or loss (△)	△ 5,919	△ 1,368	22,010	17,256
Net income or loss (△)	△ 8,977	△ 14,654	17,815	10,854
Net income or loss (△) per share (Yen)	△ 32.28	△ 26.74	29.95	18.28
Total assets	314,515	3,197,575	3,473,087	4,827,124
Net assets (Shareholders' equity)	126,339	209,529	223,107	242,122

(Notes)
1. The result for the fiscal year ended March 2002 represents the result of Tsubasa Securities Co., Ltd., a predecessor of the Company, and its subsidiaries.
2. In 2003, the Company was merged with UFJ Capital Markets Securities Co., Ltd. , a predecessor of the Company, and succeeded all of its assets. As a result, total assets increased.
3. Net income (loss) per share is calculated based on the average number of shares outstanding (less, treasury stock) during fiscal years.

[56th Fiscal Year Ended March 31, 2002]
The Multiple Corporation recorded 50,864 million yen of operating revenue and 5,919 million of ordinary loss due to overall economic sluggishness, and grim stock and bond markets performance in Japan.

[57th Fiscal Year Ended March 31, 2003]
The Multiple Corporation showed the performance of 62,126 million yen of operating revenue and 1,368 million yen of ordinary loss due to uncertainty mainly raised by dragging global stock markets, and aftermath of financial fiasco in Japan.

[58th Fiscal Year Ended March 31, 2004]
Taking advantage of reactivated global stock markets and Japanese economy, the Multiple Corporation embodied a come-back by the performance of 86,725 million yen of operating revenue and 22,010 million yen of ordinary income.

[59th Fiscal Year Ended March 31, 2005]
The Multiple Corporation recorded 85,238 million yen of operating revenue and 17,256 million yen of ordinary income.

(2) Transition of Operating Results and Financial Condition of the Company

(Millions of yen, except per share data)

	Year Ended March 31,			
	2002	2003	2004	2005
Operating revenue	50,064	61,167	85,881	84,587
(Commissions)	(36,675)	(34,181)	(48,930)	(51,383)
Ordinary income or loss (△)	△ 5,873	△ 936	22,008	17,189
Net income or loss (△)	△ 8,991	△ 14,236	17,842	10,859
Net income or loss (△) per share (Yen)	△ 32.33	△ 25.98	30.00	18.29
Total assets	306,940	3,192,455	3,468,392	4,824,321
Net assets (Shareholders' equity)	126,050	209,631	223,252	242,409

(Notes) 1. The result for the fiscal year ended March 2002 represents the result of Tsubasa Securities Co., Ltd.
2. In 2003, the Company was merged with UFJ Capital Markets Securities Co., Ltd. and succeeded all of its assets. As a result, total assets increased.
3. Net income (loss) per share is calculated based on the average number of shares outstanding (less, treasury stock) during fiscal years.

II. Review of the Company (As of March 31, 2005)

1. Main Business of Multiple Corporation

(1) Equity Business

The equity business consists of brokerage and dealing in the secondary market, and underwriting and sales as well as subscription and distribution activities in the primary market, and is broken down as follows:

(i) Brokerage
Sale and purchase of shares at securities exchanges or over-the-counter markets according to the customer's order.

(ii) Dealing
Sale and purchase of shares for the Company's own account.

(iii) Underwriting and Sales
Sale of shares to customers in primary or secondary offerings on the condition that the Company underwrites unsold shares.

(iv) Subscription and Distribution Activities
Sale of shares to customers at primary or secondary offerings.

(2) Bond Business

The bond business consists of brokerage and dealing in the secondary market, and underwriting, subscription activities and private placement activities in the primary market, with respect to bonds issued by the government, local governments and corporations, etc.

(3) Investment Trust Business

The investment trust business consists of subscription activities as well as sales and purchases with respect to investment trust beneficiary securities and foreign investment trust securities.

(4) Securities Futures Trading, etc. Business

The securities futures trading, etc. business consists of brokerage and dealing in securities futures, securities index futures, etc., securities options and foreign market securities futures, as well as dealing in over-the-counter securities derivatives.

2. Condition of Business Offices of Multiple Corporation

(1) Breakdown by Location of the Company's Business Offices

Area	Number of Branches
Tokyo	15 branches including Head Office
Kanto region (excluding Tokyo)	20 branches including Yokohama Branch
Hokkaido region	2 branches including Sapporo Branch
Tohoku region	3 branches including Sendai Branch
Chubu region	19 branches including Nagoya Branch
Kinki region	17 branches including Osaka Branch
Chugoku region	3 branches including Hiroshima Branch
Shikoku region	4 branches including Takamatsu Branch
Kyushu region	2 branches including Fukuoka Branch
Total	85 branches

In addition, the Company has 3 business offices and 1 sub-branch.

(2) Relocations of the Company's Business Offices during the Current Fiscal Year

Name of Business Offices	Location	Remarks
Utsunomiya Branch	2-11, Odori 1-chome Utsunomiya-shi, Tochigi	Relocated on October 4, 2004
Takamatsu Branch	2-3, Furujinmachi Takamatsu-shi, Kagawa	Relocated on October 18, 2004
Kawanishi Branch	10-5, Sakaemachi Kawanishi-shi, Hyogo	Relocated on November 29, 2004
Ofuna Branch	17-8, Ofuna 2-chome Kamakura-shi, Kanagawa	Relocated on December 6, 2004
Ogikubo Branch	3-3, Amanuma 3-chome Suginami-ku, Tokyo	Relocated on March 7, 2005

(3) Location of Subsidiaries, etc.

UFJ Tsubasa Research Institute, Ltd.	Chuo-ku, Tokyo
UFJ Tsubasa Business Service Ltd.	Chuo-ku, Tokyo
UFJ Tsubasa Hands-on Capital Ltd.	Chuo-ku, Tokyo
Big Wing Investment Co., Ltd.	Chiyoda-ku, Tokyo
UFJ Tsubasa Securities Asia Limited	Hong Kong

3. Condition of Shares

(1) Total Shares

Total Number of Shares Authorized to be Issued	1,000,000,000 shares
Total Number of Outstanding Shares	603,243,089 shares

(2) Number of Shareholders 33,608

(3) Top 10 Major Shareholders

Name of Shareholder	Number of Shares (in thousand shares)	Percentage of Total Shares in Issue (%)	The Company's Ownership Interest in such Shareholder	
			Number of Shares	Voting Rights (%)
UFJ Holdings, Inc.	383,968	63.65	-	-
UFJ Trust Bank Limited	23,957	3.97	-	-
UFJ Partners Asset Management Co., Ltd.	21,511	3.57	-	-
The Master Trust Bank of Japan, Ltd. (trust account)	12,739	2.11	-	-
Japan Trustee Services Trust Bank, Ltd. (trust account)	11,143	1.85	-	-
Trust & Custody Services Bank, Ltd. (pension trust account)	9,199	1.52	-	-
Shinsei Bank, Limited	8,904	1.48	-	-
Trust & Custody Services Bank, Ltd. (trust account A)	4,469	0.74	-	-
BNY FOR GCM CLIENT ACCOUNTS (E) ISG	3,474	0.58	-	-
Employee Stock Ownership Association	3,071	0.51	-	-

(Notes) 1. The Company, which holds 9,468 thousand shares of itself, is not included in the list of major shareholders above.

2. The number of shares held by UFJ Trust Bank Limited is based on the shareholder register as of March 31, 2005. UFJ Trust Equity Co., Ltd, a subsidiary of UFJ Trust Bank Limited, is the beneficial shareholder of such shares.

(4) Acquisition, Disposition and Ownership of Treasury Shares

(i) Acquisition

Common Stock	300,808 shares
Total Acquisition Cost	135 million yen

(ii) Disposition

Common Stock	11,270 shares
Total Disposition Price	5 million yen

(iii) Ownership as of Settlement

Common Stock	9,468,818 shares

(5) Condition of Stock Acquisition Rights

Stock acquisition rights currently issued

Stock acquisition rights issued under Article 280-19 of the former Commercial Code are as follows:

Special Resolution Date of General Meeting of Shareholders	June 29, 2000
Class of Subject Shares	Common Stock
Number of Subject Shares	6,245 thousand shares
Issue Price of Shares	593 yen
Exercisable Period	from June 30, 2002 to March 31, 2006

4. Condition of Employees of Multiple Corporation

(1) Condition of Employees of Multiple Corporation

Number of Employees	Increase/Decrease from Previous Fiscal Year End
2,885	-18

(2) Condition of Employees of the Company

Number of Employees	Increase/Decrease from Previous Fiscal Year End	Average Age	Average Years of Service
2,767	-23	38.42	12.5

(Notes) 1. In addition, the Company has 55 non-regular employees, etc., 84 sales representatives under commission, etc. and 165 part-time employees (full-time equivalent).
2. Average years of service include the years of service of each employee at each predecessor company before the merger.

5. Condition of Business Combination

(1) Relationship with Parent Company

The Company's parent company is UFJ Holdings, Inc., which holds 383,968 thousand Company shares (representing 63.65% of the total shares in issue). UFJ Holdings, Inc. does not have any continuous business transactions with the Company, but provides services and facilities, through UFJ Group companies, including its subsidiary UFJ Bank Limited, for the general securities business of the Company.

(2) Condition of Subsidiaries, etc.

Name	Capital (in million yen)	Proportion of Shares in Issue Owned by the Company (%)	Main Business
UFJ Tsubasa Research Institute, Ltd.	160	100.00	Economic Research and Funded Research
UFJ Tsubasa Business Service Ltd.	360	100.00	Service and Real Property Management
UFJ Tsubasa Securities Asia Limited	1,850	100.00	Securities
UFJ Tsubasa Hands-on Capital Ltd.	880	41.25	Investment Consulting
Big Wing Investment Co., Ltd.	3	-	Investment

(3) Process of Business Combination

(i) UFJ Tsubasa Europe Limited, whose liquidation was approved at its liquidation general meeting of shareholders on December 20, 2004, is excluded from the consolidated subsidiaries for the current fiscal year.

(ii) The Company transferred its entire shareholding in Arcus Investment Limited on July 7, 2004. Accordingly, Arcus Investment Limited and its subsidiary Arcus Investment (Luxemburg) S.A.were removed from the scope of equity-method affiliates during the current fiscal year.

(iii) Big Wing Investment Co., Ltd. became a consolidated subsidiary during the current fiscal year.

(iv) "UFJ Tsubasa Securities Asia Limited" refers to the company whose name was formerly referred to in Chinese characters.

(4) Result of Business Combination

The Company has the 5 consolidated subsidiaries mentioned in (2) above and 3 equity-method affiliates. The consolidated operating revenue for the current fiscal year is 85,238 million yen (98.3% of that of the previous fiscal year) and the consolidated net income for the current fiscal year is 10,854 million yen (60.9% of that of the previous fiscal year).

6. Major Lenders

Lenders	Balance of Short-Term Loan (in million yen)	Company Shares held by Lenders	
		Number of Shares (in thousand shares)	Percentage of Total Shares in Issue (%)
Bank of Japan	447,700	-	-
UFJ Bank Limited	150,000	0	0

7. Directors and Corporate Auditors

Position	Name	Responsibility or Main Occupation
President (Representative Director)	Kimisuke Fujimoto	
Deputy President (Representative Director)	Shigehiro Suzuki	Head of Equity Research Department, Head of Investment Strategy Department
Director	Yutaka Kitamura	Head of Fixed Income & Equities Division
Director	Hajime Noda	Head of Corporate Finance Division
Director	Hiromi Enoki	Head of Retail Business Division
Director	Hirohisa Aoki	Director & Senior Executive Officer
Director	Nobuo Nakanishi	Head of Risk Management Department, Head of Static Data Office, Head of Underwriting Supervision Department
Director	Toshio Tsuboi	Head of Compliance Division, Head of Compliance Supervision Department
Director (part-time)	Kazuo Hirano[1]	Advisor, from Daido Life Insurance Company
Director (part-time)	Kimiou Yamashita[1]	Executive Officer, from UFJ Holdings, Inc.
Corporate Auditor (full-time)	Terunobu Kikuta	
Corporate Auditor (full-time)	Shigefumi Hayata	
Corporate Auditor (full-time)	Kenshichi Hashimoto[2]	

(Notes) 1. Directors Kazuo Hirano and Kimiou Yamashita are outside directors under Article 188, paragraph 2, item 7-2 of the Commercial Code.

2. Corporate Auditor Kenshichi Hashimoto is an outside auditor under Article 18, paragraph 1 of the "Law for Special Provisions for the Commercial Code Concerning Audits, etc., of *Kabushiki-Kaisha* (Joint Stock Companies)".

3. Directors and corporate auditors who retired during the current fiscal year.

Position at Retirement	Name	Date of Retirement
Director	Kazuyoshi Nagasaka	June 29, 2004
Director (part-time)	Katsuyoshi Narumiya	June 29, 2004
Corporate Auditor (full-time)	Osamu Nakagawa	June 29, 2004
Director (part-time)	Yoich Fukae	July 29, 2004

8. Compensation to be Paid to Accounting Auditors

		Amount (in million yen)
(1)	Total compensation to be paid by the Company and its subsidiaries, etc. to accounting auditors	343
(2)	Of the amount in (1), total compensation to be paid as consideration for the audit certificate service described in Article 2, paragraph 1 of "Certified Public Accountant Law"	41
(3)	Of the amount in (2), compensation for accounting auditors to be paid by the Company	37

(Note) The audit agreement between the Company and the accounting auditors does not distinguish compensation for the audits under the "Law for Special Provisions for the Commercial Code Concerning Audits, etc., of *Kabushiki-Kaisha* (Joint Stock Companies)" from compensation for the audits under the "Securities and Exchange Law". Therefore, the amount in (3) includes compensation for the audits under the "Securities and Exchange Law".

III. Material Facts Regarding Corporate Group Occurring after Settlement

The Company approved, at its board of directors meeting held on April 20, 2005, the execution of a merger agreement between the Company and Mitsubishi Securities Co., Ltd., for which the date of merger shall be October 1, 2005, and executed the merger agreement on April 20, 2005. With respect to this merger, the merger agreement will be approved at the Company's general meeting of shareholders for the fifty-ninth (59th) fiscal year to be held on June 29, 2005.

The outline of the merger agreement is as follows:

(1) Manner of Merger: Mitsubishi Securities Co., Ltd. shall be the surviving company and the Company shall dissolve upon the merger.

(2) Trade Name: Mitsubishi Securities Co., Ltd. shall change its trade name as of the date of merger to Mitsubishi UFJ Securities Co., Ltd.

(3) Merger Ratio: Common stock of Mitsubishi Securities Co., Ltd. shall be allotted at the rate of 0.42 shares per share of common stock of the Company.

(4) Merger-related cash distribution: No cash distribution will be made.

(Note) The amounts and numbers of shares described in this business report are rounded down to the units in which they are expressed.

BALANCE SHEET
As of March 31, 2005

(Millions of yen)

ASSETS	
Current assets	**4,759,139**
Cash and deposits	30,975
Cash segregated as deposits related to securities transactions	45,008
Trading assets	2,454,178
Trading securities	2,430,897
Derivatives	23,281
Trade account receivables	59,755
Margin account receivables	68,015
Loans on margin transactions	62,978
Cash collateral pledged for securities borrowing on margin transactions	5,037
Loans secured by securities	2,045,200
Cash collateral pledged for securities borrowing	2,044,700
Loans on Gensaki (resale) transactions	500
Advance payments	280
Short-term guaranty deposits	26,385
Short-term loans	4,322
Accrued income	7,156
Deferred tax assets	1,567
Other current assets	16,433
Allowance for doubtful accounts	(141)
Fixed assets	**65,182**
Tangible fixed assets	6,061
Buildings	3,285
Furniture and fixtures	1,685
Land	1,091
Intangible fixed assets	10,050
Land lease rights	525
Telephone rights	456
Software	8,348
Goodwill	719
Investments and other assets	49,070
Investment securities	39,201
Investments in subsidiaries	2,471
Long-term loans	107
Long-term guaranty deposits	5,373
Long-term prepaid expenses	98
Other investments	2,467
Allowance for doubtful accounts	(648)
Total assets	4,824,321

LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities	**4,551,206**
Trading liabilities	1,851,095
Trading securities	1,836,257
Derivatives	14,838
Margin account payables	15,649
Borrowings on margin transactions	11,783
Cash collateral received for securities lending on margin transactions	3,866
Borrowings pledged by securities	1,884,868
Cash collateral received for securities lending	1,781,371
Borrowings on Gensaki (repurchase) transactions	103,497
Deposits received	29,951
Guaranty deposits received	12,819
Fail to receive	27
Short-term borrowings	727,940
Commercial paper	10,000
Account payables	650
Income taxes payable	6,354
Accrued bonuses	2,585
Other current liabilities	9,263
Long-term liabilities	**30,383**
Long-term borrowings	17,000
Deferred tax liabilities	7,957
Reserve for retirement benefits	5,085
Reserve for special retirement allowances for directors	153
Other long-term liabilities	186
Statutory reserves	**322**
Reserve for securities trading liabilities (Article 51 of the Securities and Exchange Law)	322
Total liabilities	**4,581,911**
Shareholders' equity	
Common stock	**25,107**
Capital surplus	**154,072**
Additional paid-in capital	153,946
Other capital surplus	125
Gain on sales of treasury stocks	125
Earned surplus	**54,162**
Earned surplus reserve	4,073
Voluntary reserves	24,942
Reserve for specified fixed assets	34
General reserve	24,907
Unappropriated retained earnings	25,146
Net unrealized gains on investment securities	**12,390**
Treasury stock	**(3,322)**
Total shareholders' equity	242,409
Total liabilities and shareholders' equity	4,824,321

INCOME STATEMENT
From April 1, 2004 to March 31, 2005

(Millions of yen)

Operating revenue		**84,587**
Commissions	51,383	
Trading profit and loss	24,614	
Net gain on other trading	26	
Interest and dividend income	8,563	
Interest expense		**2,712**
Net operating revenue		**81,875**
Selling, general and administration expense		**65,570**
Operating income		**16,304**
Non-operating revenue		**1,802**
Non-operating expense		**917**
Ordinary income		**17,189**
Extraordinary gain		**956**
Gain on sales of fixed assets	92	
Gain on sales of investment securities	367	
Gain on sales of golf memberships	50	
Gain from liquidation of a subsidiary	237	
Reversal of allowance for doubtful accounts	12	
Others	196	
Extraordinary loss		**2,854**
Write-off of investment securities	155	
Loss on sales of fixed assets	48	
Loss on disposal of fixed assets	743	
Loss on sales of investment securities	21	
Write-off of golf memberships	64	
Loss on disposal of golf memberships	0	
Reorganizing costs	719	
Special retirement expense	1,028	
Provision on reserve for securities trading liabilities	26	
Others	46	
Income before income taxes		**15,292**
Income taxes – current		**6,000**
Income taxes – deferred		**(1,567)**
Net income		**10,859**
Unappropriated retained earnings brought forward		**14,287**
Unappropriated retained earnings		**25,146**

Notes to the Financial Statements

The Company's balance sheet and income statement have been prepared in accordance with the "Enforcement Regulations of Commercial Code" (Ministry of Justice Ordinance, March 29, 2002, No. 22), the "Cabinet Order Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (approved by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Figures under one million yen are rounded down.

(Significant Accounting Policies)

1. Valuation of trading assets and liabilities
   Securities and other financial instruments classified as trading assets and liabilities are recorded at market value.

2. Valuation of non-trading securities and other financial instruments
   The following valuation standards and methods are applied for securities and other financial instruments not classified as trading.
   (1) Bonds held to maturity
       The amortized cost method is applied.
   (2) Shares of subsidiaries and affiliates
       The moving average method is applied.
   (3) Other securities
       ① Securities with market value
          Recorded at market value. The difference between cost and market value is recorded as Net unrealized gains on investment securities in Shareholders' equity on the balance sheet. The cost of securities sold is calculated by using the moving average method.
       ② Securities without market value
          Recorded at cost using the moving average method.
          For investments in partnerships (investment enterprise limited liability association) and similar associations (deemed securities as per Article 2, Section 2 of the Securities and Exchange Law), the net amount corresponding to the ownership percentage is used, based on the most recent financial statement available as of the reporting date stipulated in the partnership contract.

3. Depreciation of fixed assets
   (1) Tangible fixed assets
       The declining balance method is applied. However, the straight-line method is applied for buildings (excluding facilities attached to buildings) acquired after April 1, 1998.
   (2) Intangible fixed assets and investments
       The straight-line method is applied. Software (used internally) is amortized over the estimated useful lives to the Company (5 years).
       Goodwill is amortized over 5 years in accordance with the provision in the Enforcement Regulations of Commercial Code.

4. Accounting standards for reserves
   (1) Reserve for doubtful accounts
       In order to prepare for possible losses from loans and others, the Company estimates provision for performing loans with a prospected loss rate based on historical loss experiences, and estimates provision for non-performing loans by assessing the probability of losses specifically.

(2) Accrued bonuses
In order to prepare for the payment of bonuses to employees, the Company accrues the amount expected to be paid according to its prescribed calculation method.

(3) Reserve for retirement allowances
In order to prepare for the payment of retirement allowances when employees retire, the Company provides reserve for retirement allowances in accordance with the amount accrued at the end of the fiscal year, based on the projected benefit obligations at the end of the fiscal year.

(4) Reserve for special retirement allowances for directors
In order to reserve for the payment of special retirement allowances for directors, the total amount to be paid at the end of the year, based on internal regulations regarding special retirement allowances for directors, is provided. Reserve for special retirement allowances for directors is stipulated in Article 43 of the Enforcement Regulations of Commercial Code.

(5) Reserve for securities trading liabilities
In order to prepare for losses arising from incidents involving securities transactions, the amount calculated based on Article 51 of the Securities and Exchange Law, and Article 35 of the "Cabinet Order Concerning Securities Companies," is provided.

5. Accounting for lease transactions
Financing leases other than those for which the ownership of the leased property transfers to the lessee are accounted for as ordinary rental transactions.

6. Accounting for hedging transactions

(1) Accounting for hedging transactions
Special treatment is applied for interest rate swaps that meet the requirements for special treatment.

(2) Hedging instruments and hedged items

(a) Hedging instruments
Derivative transactions (Interest rate swaps)

(b) Hedged items
Financial instruments of which cash flow can be fixed by hedging instruments, and financial instruments which are exposed to market rate fluctuations but not recorded at market value.

(3) Hedging policy
The Company undertakes interest rate swap transactions to avoid the risk arising from interest rate fluctuations on the borrowings, and transactions to be hedged are identified on an individual contract basis.

(4) Method for evaluating the effectiveness of hedges
As hedging transactions meet the requirements for special accounting treatment for interest rate swaps, verification of the effectiveness of hedging transactions is omitted.

7. Accounting treatment for consumption taxes
Consumption taxes are separately recorded.

(Changes in Method of Presentation)

From this fiscal year, investments in partnerships (investment enterprise limited liability association) and similar associations (deemed securities as per Article 2, Section 2 of the Securities and Exchange Law) have been recorded as Investments securities.

As a result, 12,282 million yen previously recorded as "Other investments" has been reclassified to "Investment securities."

(Notes to the Balance Sheet)

1. Cash segregated as deposits related to securities transactions includes 44,500 million yen of cash segregated for customers in accordance with Article 47, Section 3 of the Securities and Exchange Law.

2. Short-term receivables from the parent — 11 million yen

3. Short-term receivables from subsidiaries — 4,273 million yen
Long-term receivables from subsidiaries — 488 million yen
Short-term payables to subsidiaries — 77 million yen
Long-term payables to subsidiaries — 17 million yen

4. Accumulated depreciation of tangible fixed assets — 7,549 million yen

5. In addition to the fixed assets on the balance sheet, the Company uses some sets of software including ERP, system terminal equipments and equity market display units under operating lease contracts.

6. Fixed assets on the balance sheet include the asset of which ownership is still retained by the seller because the Company bought it on installment and has the installment payables amounted to 80 million yen.

7. Pledged assets
Trading assets — 368,246 million yen

In addition, the Company pledges 150,663 million yen securities, that are borrowed on consumption loan contracts, as collateral for borrowings from financial institutions, which are borrowed on consumption loan contracts. 1,834 million yen of the investment securities are also pledged as margin for futures transactions.

8. Fair value of securities received or pledged

(1) Fair value of securities pledged

	(Millions of yen)
Securities lending on margin transactions	4,147
Equity securities pledged for borrowings on margin transactions	11,678
Securities lending on consumption loan contracts	1,791,167
Securities sold on Gensaki (repurchase) transactions	103,490
Securities pledged as margin for trading on exchanges (excluding securities received from customers and pledged to exchanges directly)	1,525
Other securities pledged as collateral	519,157

(2) Fair value of securities received

	(Millions of yen)
Equity securities received for lending on margin transactions	60,899
Securities borrowing on margin transactions	4,998
Securities borrowing on consumption loan contracts	2,377,866
Other securities received as collateral, which the Company has right to sell or repledge	4

9. Guarantee obligations — 37 million yen

10. Amounts to be excluded from profits available for dividends
The amount that was excluded from profits available for dividends as determined by Article 124, Item 3 of the Enforcement Regulations of Commercial Code was 20,247 million yen.

(Notes to the Income Statement)

1. Transactions with the parent

	Recurring transactions	Operating revenue	15 million yen

2. Transactions with subsidiaries

	Recurring transactions	Operating revenue	495 million yen
		Operating expense	1,758 million yen
	Non-recurring transactions	Non-operating revenue	38 million yen

3. Net income per share 18.29 yen

Proposal for the appropriation of retained earnings

(yen)

I Appropriation of retained earnings		
Unappropriated retained earnings		25,146,842,619
Reversal of voluntary reserves		293,190
Reversal of reserve for specified fixed assets	293,190	
Total		25,147,135,809
Will be appropriated as follows.		
Cash dividends (6 yen per share)	3,562,645,626	
Total		3,562,645,626
Unappropriated retained earnings to be brought forward		21,584,490,183
II Appropriation of other capital surplus		
Other capital surplus		125,121,841
Will be appropriated as follows.		
Other capital surplus to be brought forward		125,121,841

Independent Auditors' Report (English Translation)

May 16, 2005

To the Board of Directors of UFJ Tsubasa Securities Co., Ltd.

ChuoAoyama PricewaterhouseCoopers
Yasuhiro Hosono, CPA
Engagement Partner
Yoshiyuki Hisano, CPA
Engagement Partner
Akira Yamamoto, CPA
Engagement Partner
Takeshi Shiba, CPA
Engagement Partner

We have audited, pursuant to Article 2, paragraph 1 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the financial statements, which consist of the balance sheet, income statement, business report (limited to the accounting figures included therein) and proposal for appropriation, and supplementary schedules (limited to the accounting figures included therein) of UFJ Tsubasa Securities Co., Ltd. (hereinafter referred to as the "Company") for the 59th fiscal year from April 1, 2004 to March 31, 2005. The portion of the business report and supplementary schedules subject to our audit are those derived from the accounting books and records of the Company. These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the financial statements and supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that:

(1) The balance sheet and income statement present fairly the financial position and results of operation of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(2) The business report of the Company (limited to the accounting figures included therein) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(3) The proposal for appropriation is presented in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

(4) There is nothing in respect of the supplementary schedules (limited to the accounting figures included therein) that is required to be mentioned by the provisions of the Commercial Code of Japan.

The subsequent event about the conclusion of the Merger Agreement is described in the business report of the Company.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers:

The original financial statements, which consist of the balance sheet, income statement, business report and proposal for appropriation, and supplementary schedules, are written in Japanese.

Report of Board of Corporate Auditors
(English Translation)

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the performance of duties of Directors during the 59th fiscal period from April 1, 2003 to March 31, 2004 and, as a result of discussion, does hereby report the results of audit as follows:

1. OUTLINE OF THE AUDITING METHOD USED

Each Corporate Auditors, in accordance with the auditing principles and assignment of responsibilities decided by the Board of Corporate Auditors, has attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from Directors, Internal Audit Department and other departments which are responsible for internal control of the Company, perused important documents including those subject to executive approval, conducted examination of conditions of business and assets at the head office and other major business offices, and requested from the Company's subsidiaries financial statements and reports on their operations when deemed necessary. In addition, we heard the report and examination from the Company's independent accountants including internal control system, and examined the Company's financial statements and supplementary schedules.

With respect to certain other matters, including: any transactions by Directors on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company: transaction in which the interests of any Director are contrary to or conflict with those of the Company: the gratuitous grant of benefits to others by the Company: unusual transaction between the Company and its subsidiaries or shareholders: and acquisitions by the Company of its own shares and dispositions thereof, we, in addition to the above mentioned auditing method, requested reports on such transactions from Directors and others as necessary, and investigated any such transactions in detail.

2. RESULT OF THE AUDIT

(1) We acknowledge that both the method and result of the audit by ChuoAoyama PricewaterhouseCoopers' independent accountants, are appropriate.
(2) We acknowledge that the business report presents fairly the Company's conditions in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation of the Company (the "Article of Incorporation").
(3) We have nothing to point out, in light of the conditions of the business and the assets of the Company and other circumstances, with respect to the proposal concerning the appropriations of retained earnings.
(4) We acknowledge that the supplementary schedules present fairly the matters that are required to be included therein and we have nothing to point out with respect thereto.
(5) We acknowledge that there are no material fact in the execution of the duties of any Director concerning his unjust action or his violation of the laws and regulations of Japan or the Articles of Incorporation.
In addition, we acknowledge that there is no failure by the Directors in the execution of their duties in connection with: any transaction by Directors on their own behalf or on behalf of a third party that comes within the types of business carried on by the Company; transaction in which the interests of any Director are contrary to or conflict with those of the Company; the gratuitous grant of benefits to others by the Company; unusual transaction between the Company and its subsidiaries or shareholders; and acquisitions by the Company of its own shares and dispositions thereof.
(6) We have nothing to point out with respect to the execution by the Directors of their duties in connection with the subsidiaries of the Company.

Date: May 18, 2005

Board of Directors of UFJ Tsubasa Securities Co., Ltd.
Terunobu Kikuta, Corporate Auditor (full-time) (Seal)
Shigefumi Hayata, Corporate Auditor (full-time) (Seal)
Kenshichi Hashimoto, Corporate Auditor (full-time) (Seal)

Note: Kenshichi Hashimoto is outside Corporate Auditor as defined in Article 18, paragraph 1 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan.

CONSOLIDATED BALANCE SHEET
As of March 31, 2005

(Millions of yen)

ASSETS		LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	
Current assets	4,761,560	Current liabilities	4,553,406
Cash and deposits	32,195	Trading liabilities	1,851,095
Cash segregated as deposits related to securities transactions	46,760	Trading securities	1,836,257
		Derivatives	14,838
Trading assets	2,454,178	Margin account payables	15,649
Trading securities	2,430,897	Borrowings on margin transactions	11,783
Derivatives	23,281	Cash collateral received for securities lending on margin transactions	3,866
Trade account receivables	59,755		
Operating investment securities	456		
Operating loan receivables	1,202	Borrowings pledged by securities	1,884,868
Margin account receivables	68,015	Cash collateral received for securities lending	1,781,371
Loans on margin transactions	62,978		
Cash collateral pledged for securities borrowing on margin transactions	5,037	Borrowings on Gensaki (repurchase) transactions	103,497
Loans secured by securities	2,045,200	Deposits received	31,508
Cash collateral pledged for securities Borrowing	2,044,700	Guaranty deposits received	13,004
		Fail to receive	2
Loans on Gensaki (resale) transactions	500	Short-term borrowings	728,274
Advance payments	288	Commercial paper	10,000
Short-term guaranty deposits	26,390	Account payables	680
Short-term loans	1,628	Income taxes payable	6,393
Securities	499	Accrued bonuses	2,672
Accrued income	7,175	Other current liabilities	9,256
Deferred tax assets	1,584	Long-term liabilities	30,515
Other current assets	16,360	Long-term borrowings	17,000
Allowance for doubtful accounts	(132)	Deferred tax liabilities	7,958
		Reserve for retirement benefits	5,151
Fixed assets	65,564	Reserve for special retirement allowances for directors	164
Tangible fixed assets	11,136		
Buildings	4,294	Other long-term liabilities	240
Furniture and fixtures	1,733	Statutory reserves	322
Land	5,076	Reserve for securities trading liabilities	322
Construction in progress	32	Total liabilities	4,584,244
Intangible fixed assets	10,110	Minority interests	758
Consolidated adjustment account	54	Shareholders' equity	
Other intangible fixed assets	10,055	Common stock	25,107
Investments and other assets	44,317	Capital surplus	154,072
Investment securities	37,360	Earned surplus	53,890
Long-term loans	107	Net unrealized gains on investment securities	12,392
Long-term guaranty deposits	4,930		
Other investments	2,567	Cumulative translation adjustment	(17)
Allowance for doubtful accounts	(648)	Treasury stock	(3,322)
		Total shareholders' equity	242,122
Total assets	4,827,124	Total liabilities, minority interests and shareholders' equity	4,827,124

Consolidated Income Statement
From April 1, 2004 to March 31, 2005

(Millions of yen)

Operating revenue		**85,238**
Commissions	51,953	
Trading profit and loss	24,669	
Net gain (loss) on operating investment securities	(2)	
Net gain on other trading	26	
Interest and dividend income	8,590	
Interest expense		**2,788**
Net operating revenue		**82,449**
Selling, general and administration expense		**66,136**
Operating income		**16,312**
Non-operating revenue		**1,918**
Non-operating expense		**975**
Equity in loss of affiliated companies	42	
Others	933	
Ordinary income		**17,256**
Extraordinary gain		**834**
Gain on sales of fixed assets	92	
Gain on sales of investment securities	344	
Gain on sales of golf memberships	50	
Gain from liquidation of a subsidiary	135	
Reversal of allowance for doubtful accounts	15	
Others	196	
Extraordinary loss		**2,776**
Write-off of investment securities	28	
Loss on sales of fixed assets	53	
Loss on disposal of fixed assets	766	
Loss on sales of investment securities	21	
Write-off of golf memberships	64	
Loss on disposal of golf memberships	0	
Reorganizing costs	719	
Special retirement expense	1,028	
Provision on reserve for securities trading liabilities	26	
Others	67	
Income before income taxes		**15,314**
Income taxes – current		**6,038**
Income taxes – deferred		**(1,584)**
Minority interests		**6**
Net income		**10,854**

(Notes to the Consolidated Financial Statements)

The Company's consolidated balance sheet and income statement have been prepared in accordance with the "Enforcement Regulations of Commercial Code" (Ministry of Justice Ordinance, March 29, 2002, No. 22), the "Cabinet Order Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (approved by the board of directors of the Japan Securities Dealers' Association, November 14, 1974) which are applied to securities companies, main business of our group.

Figures under one million yen are rounded down.

(Basis of preparation of the Consolidated Financial Statements)

1. Scope of consolidation
   (1) Consolidated subsidiaries – 5 Companies
      Company names:
      UFJ Tsubasa Research Institute, Ltd.
      UFJ Tsubasa Business Service Ltd.
      UFJ Tsubasa Securities Asia Limited
      UFJ Tsubasa Hands-on Capital Ltd.
      Big Wing Investment Co., Ltd.
      (*Notes*)
      Added: Big Wing Investment Co., Ltd. became a subsidiary of the Company during the current fiscal year.
      Removed: UFJ Tsubasa Europe Limited completed its liquidation dividends in September 2004, and the liquidation was approved by a General Meeting of Shareholders for the Purpose of Liquidation on December 20, 2004. Accordingly, UFJ Tsubasa Europe Limited was removed from the scope of consolidation during the current fiscal year.
   (2) There is no subsidiary which is not consolidated.

2. Application of equity method
   (1) Equity-method affiliates – 3 Companies
      Company names:
      Works Capital Inc.
      American Orient Capital Partners Holdings Limited
      American Orient Capital Partners Limited
      (*Note*)
      Removed: The Company sold its entire shareholding in its equity-method affiliate, Arcus Investment Limited on July 7, 2004. Accordingly, Arcus Investment Limited and its subsidiary Arcus Investment (Luxemburg) S.A. were removed from the scope of equity method application during the current fiscal year.
   (2) There is no affiliated company for which the equity method is not applied.

3. Fiscal year end of consolidated subsidiaries

Subsidiaries of which fiscal year is other than March 31 are as follow.

Company	Fiscal Year End
UFJ Tsubasa Europe Limited	December 31
UFJ Tsubasa Securities Asia Limited	December 31
Big Wing Investment Co., Ltd.	December 31

(Note)

For the subsidiaries shown above, financial statements for their fiscal years were used for the preparation of these consolidated financial statements, and material transactions during the period between their fiscal year end and consolidated financial statements' fiscal year end were adjusted as necessary.

4. Accounting policies

(1) Valuation of trading assets and liabilities

Trading assets and liabilities of the Company and securities held for trading purpose and derivatives of the subsidiaries are recorded at market value

(2) Valuation of non-trading securities

The following valuation standards and methods are applied for securities and other financial instruments not classified as trading.

① Bonds held to maturity

The amortized cost method is applied.

② Other securities

(a) Securities with market value

Recorded at market value. The difference between cost and market value is recorded as Net unrealized gains on investment securities in Shareholders' equity on the consolidated balance sheet. The cost of securities sold is calculated by using the moving average method.

(b) Securities without market value

Recorded at cost using moving average method.

For investments in partnerships (investment enterprise limited liability association) and similar associations (deemed securities as per Article 2, Section 2 of the Securities and Exchange Law), the net amount corresponding to the ownership percentage is used, based on the most recent financial statement available as of the reporting date stipulated in the partnership contract.

③ Operating investment securities

Operating investment securities are classified as "other securities" as stipulated in the "Accounting Standards for Financial Instruments," and the valuation standards and method for "other securities" are applied.

(3) Depreciation of fixed assets

① Tangible fixed assets

The declining balance method is applied. However, the straight-line method is applied for buildings (excluding facilities attached to buildings) acquired by the Company and domestic consolidated subsidiaries after April 1, 1998.

② Intangible fixed assets and investments

The straight-line method is applied. Software (used internally) is amortized over the estimated useful lives to the Company (5 years).

Goodwill is amortized over 5 years in accordance with the provision in the Enforcement Regulations of Commercial Code.

(4) Accounting standards for reserves

① Reserve for doubtful accounts

In order to prepare for possible losses from loans and others, the Company estimated provision for performing loans with a prospected loss rate based on historical loss experiences, and estimated provision for non-performing loans by assessing the probability of losses specifically.

② Accrued bonuses
In order to prepare for the payment of bonuses to employees, the Company and consolidated subsidiaries accrue the amount expected to be paid according to their prescribed calculation method.

③ Reserve for retirement allowances
In order to prepare for the payment of retirement allowances when employees retire, the Company and domestic consolidated subsidiaries provide reserve for retirement allowances in accordance with the amount accrued at the end of the fiscal year, based on the projected benefit obligations at the end of the fiscal year.

④ Reserve for special retirement allowances for directors
In order to reserve for the payment of special retirement allowances for directors, the total amount to be paid at the end of the year, based on internal regulations regarding special retirement allowances for directors, is provided.

⑤ Reserve for securities trading liabilities
In order to prepare for losses arising from incidents involving securities transactions, the amount calculated based on Article 51 of the Securities and Exchange Law, and Article 35 of the "Cabinet Order Concerning Securities Companies," is provided.

(5) Translation of assets and liabilities dominated in foreign currencies
Assets and liabilities dominated in foreign currencies of the Company and domestic consolidated subsidiaries are translated according to the "Accounting Treatment for Foreign Currency-Denominated Transactions" (June 26, 1979, last revised as per the Report of the Business Accounting Council, October 22, 1999). Assets and liabilities of overseas consolidated subsidiaries are translated at fiscal year end exchange rates.

(6) Accounting for lease transactions
Financing leases other than those for which the ownership of the leased property transfers to the lessee are accounted for as ordinary rental transactions.

(7) Accounting for hedging transactions

① Accounting for hedging transactions
Special treatment is applied for interest rate swaps that meet the requirements for special treatment.

② Hedging instruments and hedged items
(a)Hedging instruments
Derivative transactions (Interest rate swaps)
(b)Hedged items
Financial instruments of which cash flow can be fixed by hedging instruments, and financial instruments which are exposed to market rate fluctuations but not recorded at market value.

③ Hedging policy
The Company undertakes interest rate swap transactions to avoid the risk arising from interest rate fluctuations on the borrowings, and transactions to be hedged are identified on an individual contract basis.

④ Method for evaluating the effectiveness of hedges
As hedging transactions meet the requirements for special accounting treatment for interest rate swaps, verification of the effectiveness of hedging transactions is not determined.

(8) Accounting treatment for consumption taxes
Consumption taxes are separately recorded.

(9) Valuation of assets and liabilities of consolidated subsidiaries
When the Company obtains the control of subsidiaries, all assets and liabilities are marked at fair value as at the acquisition date.

(10) Amortization of the consolidation adjustment account
The consolidation adjustment account is amortized in equal amounts over five years.

(Changes in Method of Presentation)
From this fiscal year, investments in partnerships (investment enterprise limited liability association) and similar associations (deemed securities as per Article 2, Section 2 of the Securities and Exchange Law) have been recorded as Investments securities. As a result, 12,282 million yen previously recorded as "Other investments" has been reclassified to "Investment securities."

(Notes to the Consolidated Balance Sheet)

1. Accumulated depreciation of tangible fixed assets 8,755 million yen

2. Pledged assets
   Trading assets 368,246 million yen
   In addition, the Company pledges 150,663 million yen securities as collateral for borrowings from financial institutions, those are borrowed on consumption loan contracts. 1,834 million yen of the investment securities are also pledged as margin for futures transactions.

3. Fair value of securities received or pledged
   (1) Fair value of securities pledged (Millions of yen)

Securities lending on margin transactions	4,147
Equity securities pledged for borrowings on margin transactions	11,678
Securities lending on consumption loan contracts	1,791,167
Securities sold on Gensaki (repurchase) transactions	103,490
Securities pledged as margin for trading on exchanges (excluding securities received from customers and pledged to exchanges directly)	1,525
Other securities pledged as collateral	519,157

   (2)Fair value of securities received (Millions of yen)

Equity securities received for lending on margin transactions	60,899
Securities borrowing on margin transactions	4,998
Securities borrowing on consumption loan contracts	2,377,866
Other securities received as collateral, which the Company has right to sell or repledge	3,672

4. Guarantee obligations 37 million yen

(Notes to the Consolidated Income Statement)

Net income per share 18.28 yen

(Deferred tax accounting)

1. Significant components of deferred tax assets and liabilities

	(Millions of yen)
(Deferred tax assets)	
Write-off of fixed assets	811
Write-off of golf memberships	153
Accrued bonuses	1,071
Write-off of investment securities	1,007
Reserve for retirement allowances	2,030
Others	1,616
Gross deferred tax assets	6,691
Valuation allowance	(5,107)
Deferred tax assets	1,584
(Deferred tax liabilities)	
Reserve for specified fixed assets	(23)
Net unrealized gains on investment securities	(7,935)
Deferred tax liabilities	(7,958)
Net deferred tax liabilities	6,374

2. Reconciliation of statutory tax rate and effective tax rate

Statutory tax rate	40.7 %
(Reconciliation)	
Non-deductible expenses such as entertainment expense	0.7
Valuation allowance	(10.0)
Inhabitant tax per capita	0.6
Non-taxable income such as dividends received	(0.8)
Others	(2.1)
Effective tax rate	29.1

The statutory rate was changed from 41.8% to 40.7% since last fiscal year.

(Retirement benefit)

1. Retirement benefit plan

The Company and domestic subsidiaries have unfunded lump sum retirement benefit plans for their employees.

2. Details of retirement benefit plans recorded on the consolidated financial statement.

	Millions of yen
(1) Reserve for retirement allowance	
Projected benefit obligation	5,576
Unrecognized prior service cost	(146)
Unrecognized net actuarial loss	(278)
Reserve for retirement allowance	5,151
(2) Pension expense	
Service cost	1,547
Interest cost	85
Amortization of prior service cost	23
Recognized net actuarial loss	28
Pension expense	1,684

(Notes)

1. Pension expense is recorded as compensation expense in Selling, general and administrative expense.
2. Projected benefit obligation and pension expense of domestic consolidated subsidiaries are calculated by simplified method.

3. Assumption used to determine projected benefit obligation

(1) Allocation of the estimated payment of future retirement benefit	Equal amounts over the service period
(2) Discount rate	2.0%
(3) Amortization period of prior year service cost	8 year
(4) Amortization period of actuarial gain or loss	8 ~10 year

4. Welfare pension fund

The Company and its domestic subsidiaries had participated in the Japan Securities Dealers Welfare Pension Fund, which is an industry-wide, multi-employer, non-contributory welfare pension program, but the fund was closed on March 25, 2005. Contribution to the fund during this fiscal year is recognized as pension expense.

Independent Auditors' Report
(English Translation)

May 16, 2005

To the Board of Directors
of UFJ Tsubasa Securities Co., Ltd.

ChuoAoyama PricewaterhouseCoopers
Yasuhiro Hosono, CPA
Engagement Partner
Yoshiyuki Hisano, CPA
Engagement Partner
Akira Yamamoto, CPA
Engagement Partner
Takeshi Shiba, CPA
Engagement Partner

We have audited, pursuant to Article 19-2, paragraph 3 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan, the consolidated financial statements, which consist of the balance sheet and income statement of UFJ Tsubasa Securities Co., Ltd. (hereinafter referred to as the "Company") and its subsidiaries for the 59th fiscal year from April 1, 2004 to March 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit included auditing procedures applied to subsidiaries of the Company as were considered necessary.

As a result of our audit, it is our opinion that the consolidated financial statements referred to above present fairly the financial position and results of operation of the Company and its subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

The subsequent event about the conclusion of the Merger Agreement is described in the business report of the Company.

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountant Law of Japan.

Notice to Readers:

The original consolidated financial statements, which consist of the balance sheet and income statement are written in Japanese.

Report of Board of Corporate Auditors for the Consolidated Financial Statements
(English Translation)

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the consolidated financial statements (consolidated balance sheet and consolidated income statement) during the 59th fiscal period from April 1, 2003 to March 31, 2004 and, as a result of discussion, does hereby report the results of audit as follows:

1. OUTLINE OF THE AUDITING METHOD USED
Each Corporate Auditors, in accordance with the auditing principles and assignment of responsibilities decided by the Board of Corporate Auditors, heard the report and examination from Directors and the Company's independent accountants and audited the consolidated financial statements.

2. RESULT OF THE AUDIT
We acknowledge that both the method and result of the audit by ChuoAoyama PricewaterhouseCoopers' independent accountants, are appropriate.

Date: May 18, 2005

Board of Directors of UFJ Tsubasa Securities Co., Ltd.
Terunobu Kikuta, Corporate Auditor (full-time) (Seal)
Shigefumi Hayata, Corporate Auditor (full-time) (Seal)
Kenshichi Hashimoto, Corporate Auditor (full-time) (Seal)

Note: Kenshichi Hashimoto is outside Corporate Auditor as defined in Article 18, paragraph 1 of the "Special Law of the Commercial Code Concerning the Audit, etc. of Stock Corporations (Kabusiki-Kaisya)" of Japan.

Reference Document with respect to the Exercise of Voting Rights

1. Total Number of Voting Rights of the Shareholders: 587,575

2. Proposals and Reference Matters

Agenda Item No. 1: Approval of the plan for disposition of profit for the fifty-ninth (59th) fiscal year

The substance of this Agenda Item is described on page 21 of the Exhibit hereto.

The basic policy regarding disposition of profit of UFJ Tsubasa Securities Co., Ltd. (the "Company") is to enhance the retained earnings for reinforcing the competitiveness and constitution of company and to distribute a high level of dividends as possible in accordance with corporate profitability.

Although the revenue for the fiscal year was slightly down from the previous fiscal year, it was maintained at approximately the same level as that of the previous year. It is proposed that the profit dividend for the fiscal year be 6 yen per share, which is the same amount as for the previous fiscal year, as merited by the assistance that shareholders have always provided.

The advanced depreciation reserve was released in accordance with the Special Taxation Measures Law.

The entire amount of the capital surplus other than the additional paid-in capital will be carried forward to the following fiscal year.

Agenda Item No. 2: Approval of the merger agreement between the Company and Mitsubishi Securities Co., Ltd.

(Gist of the Agenda)

1. Reasons for Necessity of Merger

The eight (8) companies of UFJ Group and Mitsubishi Tokyo Financial Group, including the Company and Mitsubishi Securities Co., Ltd., entered into the Basic Agreement Regarding the Management Integration of Mitsubishi Tokyo Financial Group and UFJ Group dated August 12, 2004 and agreed to merge in the individual business category of holdings companies, banks, trust banks and securities companies. Furthermore, the Company and Mitsubishi Securities Co., Ltd. executed the Merger Agreement on April 20, 2005.

UFJ Group and Mitsubishi Tokyo Financial Group aim to create the new "world's leading comprehensive financial group" that is competitive on a global basis and provides a broad range of financial products and services of the highest quality to their client base. The new group to be born will adhere to the philosophy of customer-centeredness and make each and every kind of management effort to become a comprehensive financial group with strong customer support.

To date, the Company has, as the core securities subsidiary of UFJ Group, taken advantage of the deregulation movement in the IPO support and security brokerage business, etc., and concentrated on developing strategies for improving customer convenience using the full power of the group. These strategies have produced steady results; however, they have only begun. The Company's development of its business base is its middle-term challenge. By virtue of this integration of the two groups, the customer base of the new group, *i.e.*, the potential customer base of the new securities company, will expand dramatically. The Company considers it the perfect opportunity to realize its strategies more promptly and widely, and will pursue its steady development upon its merger with Mitsubishi Securities Co., Ltd.

The Company and Mitsubishi Securities Co., Ltd. will establish a business model entitled the "Financial Group Type Comprehensive Securities Model" to accelerate their strategies. According to such model, the Company and Mitsubishi Securities Co., Ltd. will ensure the improvement of customers' convenience and satisfaction levels, with the establishment of their presence as the core securities company of the new group both in name and substance, and pursue further increases of profitability and enhancement of their corporate values.

We request that our shareholders understand and support the above and approve the Merger Agreement.

2. Content of the Merger Agreement

(1) Merger Agreement (copy)

MERGER AGREEMENT

This merger agreement (this "Agreement") is made and entered into by Mitsubishi Securities Co., Ltd. ("Mitsubishi Securities") and UFJ Tsubasa Securities Co., Ltd. ("UFJ Tsubasa Securities").

Article 1 (Manner of the Merger)

UFJ Tsubasa Securities shall merge with and into Mitsubishi Securities being the surviving company and UFJ Tsubasa Securities being dissolving company.

Article 2 (Amendment to the Articles of Incorporation upon the Merger)

1. Mitsubishi Securities shall amend its articles of incorporation as follows (amendments are underlined); such amendment shall become effective at the time of the close of the general meeting of shareholders of Mitsubishi Securities to approve the Merger set forth in Article 6:

Current Articles of Incorporation	Proposed Amendments
Chapter I General Provisions Article 1 (omitted) Article 2 (Purpose) The purpose of the Company shall be to engage in the following businesses: (1) Sale or purchase of securities, securities index futures trading, etc., securities options trading, and foreign market securities futures trading (collectively, the "Sale or Purchase of Securities, Etc.");	Chapter I General Provisions Article 1 (same as at present) Article 2 (Purposes) The purpose of the Company shall be to engage in the following businesses: (1) Sale or purchase of securities, securities index futures trading, etc, securities options trading, and foreign market securities futures trading (collectively, the "Sale or Purchase of Securities, Etc.");

Current Articles of Incorporation	Proposed Amendments
(2) Brokerage, intermediary and agency business of the Sale or Purchase of Securities, Etc. as well as brokerage, intermediary and agency business of the consignment of the Sale or Purchase of Securities, Etc. on exchange-traded securities markets (including foreign securities markets);	(2) Brokerage, intermediary and agency business of the Sale or Purchase of Securities, Etc. as well as brokerage, intermediary and agency business of the consignment of the Sale or Purchase of Securities, Etc. on exchange-traded securities markets (including foreign securities markets);
(3) Over-the-counter securities derivatives trading, and brokerage, intermediary and agency business thereof;	(3) Over-the-counter securities derivatives trading, and brokerage, intermediary and agency business thereof;
(4) Underwriting or secondary distributions of securities;	(4) Underwriting or secondary distributions of securities;
(5) Handling of public offerings, secondary distributions or private offerings of securities;	(5) Handling of public offerings, secondary distributions or private offerings of securities;
(6) Life insurance solicitation and non-life insurance agency;	(6) Life insurance solicitation and non-life insurance agency;
(7) In addition to the foregoing businesses, businesses permitted to be engaged in by a securities subsidiary of a bank under the Securities and Exchange Law, the Banking Law and other laws; and	(7) In addition to the foregoing businesses, businesses permitted to be engaged in by a securities subsidiary of a bank or bank holding company under the Securities and Exchange Law, the Banking Law and other laws; and
(8) any and all business incidental or relating to any of the foregoing.	(8) any and all business incidental or relating to any of the foregoing.
Articles 3 and 4 (omitted)	Articles 3 and 4 (same as at present)
Chapter II Shares	Chapter II Shares
Articles 5 through 10 (omitted)	Articles 5 through 10 (same as at present)
Chapter III General Meeting of Shareholders	Chapter III General Meeting of Shareholders
Articles 11 through 15 (omitted)	Articles 11 through 15 (same as at present)
Chapter IV Directors and Board of Directors	Chapter IV Directors and Board of Directors
Articles 16 through 23 (omitted)	Articles 16 through 23 (same as at present)

Current Articles of Incorporation	Proposed Amendments
(Newly established)	Article 23-2 (Limited Liability Agreement with Outside Directors) The Company may enter into an agreement with an outside director pursuant to Article 266, Paragraph 19 of the Commercial Code under which the compensation liability arising from any act specified in Article 266, Paragraph 1, Item 5 of the Commercial Code shall be limited; provided, however, that the maximum amount of liability under such agreement shall be the higher of the previously specified amount which shall not be less than 10 million yen and the amount specified by applicable laws and ordinances.
Chapter V Corporate Auditors and Board of Corporate Auditors	Chapter V Corporate Auditors and Board of Corporate Auditors
Articles 24 through 30 (omitted)	Articles 24 through 30 (same as at present)
Chapter VI Accounting	Chapter VI Accounting
Articles 31 and 32 (omitted)	Articles 31 and 32 (same as at present)

2. Upon the merger, Mitsubishi Securities shall amend its articles of incorporation as follows (amendments are underlined); such amendment shall become effective as of the date of merger:

Articles of Incorporation Amended in Accordance with the Preceding Paragraph	Proposed Amendments
Chapter I General Provisions	Chapter I General Provisions
Article 1 (Corporate Name)	Article 1 (Corporate Name)
The corporate name of the Company shall be Mitsubishi Securities Kabushiki Kaisha. The English corporate name of the Company shall be Mitsubishi Securities Co., Ltd.	The corporate name of the Company shall be Mitsubishi UFJ Securities Kabushiki Kaisha. The English corporate name of the Company shall be Mitsubishi UFJ Securities Co., Ltd.
Articles 2 through 4 (omitted)	Articles 2 through 4 (same as at present)

Articles of Incorporation Amended in Accordance with the Preceding Paragraph	Proposed Amendments
Chapter II Shares	Chapter II Shares
Article 5 (Total Number of Shares Authorized to be Issued)	Article 5 (Total Number of Shares Authorized to be Issued)
The total number of shares authorized to be issued by the Company shall be one billion (1,000,000,000) shares; provided, however, that in the case of cancellation of shares, such total number of shares shall be reduced by the number of cancelled shares.	The total number of shares authorized to be issued by the Company shall be one billion eight hundred million (1,800,000,000) shares; provided, however, that in the case of cancellation of shares, such total number of shares shall be reduced by the number of cancelled shares.
Articles 6 through 10 (omitted)	Articles 6 through 10 (same as at present)
Chapter III General Meeting of Shareholders	Chapter III General Meeting of Shareholders
Article 11 (Convocation of General Meeting of Shareholders)	Article 11 (Convocation of General Meeting of Shareholders)
1. The annual general meeting of shareholders shall be convened within three (3) months from April 1 of each year, and an extraordinary general meeting of shareholders may be convened whenever necessary.	1. The annual general meeting of shareholders shall be convened within three (3) months from April 1 of each year, and an extraordinary general meeting of shareholders may be convened whenever necessary.
2. Unless otherwise prescribed by laws and ordinances, the Director and President shall convene the general meeting of shareholders in accordance with a resolution of the Board of Directors. In the case of an inability of the Director and President to so act, any one of the other Directors shall act in his/her place in accordance with the order previously determined by a resolution of the Board of Directors.	2. Unless otherwise prescribed by laws and ordinances, the Director and Chairman shall convene the general meeting of shareholders in accordance with a resolution of the Board of Directors. In the case of an inability of the Director and Chairman to so act, or if the Director and Chairman is not appointed, any one of the other Directors shall convene the general meeting of shareholders in his/her place in accordance with the order previously determined by a resolution of the Board of Directors.
Article 12 (omitted)	Article 12 (same as at present)
Article 13 (Chairperson of General Meeting of Shareholders)	Article 13 (Chairperson of General Meeting of Shareholders)
The Director and President shall preside over the general meetings of shareholders. In the case of an inability of the Director and President to so act, any one of the other Directors shall act in his/her place in accordance with the order previously determined by a resolution of the Board of Directors.	The Director and Chairman shall preside over the general meetings of shareholders. In the case of an inability of the Director and Chairman to so act, or if the Director and Chairman is not appointed, any one of the other Directors shall act in his/her place in accordance with the order previously determined by a resolution of the Board of Directors.
Articles 14 and 15 (omitted)	Articles 14 and 15 (same as at present)

Articles of Incorporation Amended in Accordance with the Preceding Paragraph	Proposed Amendments
Chapter IV Directors and Board of Directors	Chapter IV Directors and Board of Directors
Articles 16 and 17 (omitted)	Articles 16 and 17 (same as at present)
Article 18 (Representative Directors and Directors with Specific Titles)	Article 18 (Representative Directors and Directors with Specific Titles)
1. The Company shall appoint the Representative Director(s) in accordance with a resolution of the Board of Directors.	1. The Company shall appoint the Representative Director(s) in accordance with a resolution of the Board of Directors.
2. The Directors may appoint, by a vote among themselves, one Director and Chairman, one Director and President, and a small number of Director and Deputy Presidents, Senior Directors and Managing Directors.	2. The Directors may appoint, in accordance with a resolution of the Board of Directors, one Director and Chairman, one Director and President, and a small number of Director and Deputy Chairmen, Director and Deputy Presidents, Senior Directors and Managing Directors.
Article 19 (Convocation of Board of Directors Meeting)	Article 19 (Convocation of Board of Directors Meeting)
1. Unless otherwise prescribed by laws and ordinances, the Director and Chairman shall convene a Board of Directors meeting. In the case of an inability of the Director and Chairman to so act, any one of the other Directors shall convene a Board of Directors meeting in accordance with the order previously determined by a resolution of the Board of Directors.	1. Unless otherwise prescribed by laws and ordinances, the Director and Chairman shall convene a Board of Directors meeting. In the case of an inability of the Director and Chairman to so act, or if the Director and Chairman is not appointed, any one of the other Directors shall convene a Board of Directors meeting in accordance with the order previously determined by a resolution of the Board of Directors.
2. A notice to convene a Board of Directors meeting under the preceding paragraph shall be given to each Director and each Corporate Auditor two (2) days prior to the date of such meeting.	2. A notice to convene a Board of Directors meeting under the preceding paragraph shall be given to each Director and each Corporate Auditor two (2) days prior to the date of such meeting.
Article 20 (Chairperson of Board of Directors Meeting)	Article 20 (Chairperson of Board of Directors Meeting)
The Director and Chairman shall preside over the Board of Directors meetings. In the case of an inability of the Director and Chairman to so act, any one of the other Directors shall act in his/her place in accordance with the order previously determined by a resolution of the Board of Directors.	The Director and Chairman shall preside over the Board of Directors meetings. In the case of an inability of the Director and Chairman to so act or if the Director and Chairman is not appointed, any one of the other Directors shall act in his/her place in accordance with the order previously determined by a resolution of the Board of Directors.
Articles 21 through 23-2 (omitted)	Articles 21 through 23-2 (same as at present)
Chapter V Corporate Auditors and Board of Corporate Auditors	Chapter V Corporate Auditors and Board of Corporate Auditors
Articles 24 through 30 (omitted)	Articles 24 through 30 (same as at present)
Chapter VI Accounting	Chapter VI Accounting
Articles 31 and 32 (omitted)	Articles 31 and 32 (same as at present)

Article 3 (Shares to be Issued upon Merger and the Allotment thereof)

Mitsubishi Securities shall newly issue shares of common stock in number equal to the product obtained by multiplying (x) the total number of shares of common stock of UFJ Tsubasa Securities held by the shareholders (the term "shareholder" being hereinafter defined as including a beneficial shareholder) entered or registered in the last shareholder register (the term "shareholder register" being hereinafter defined as including a beneficial shareholder register) of UFJ Tsubasa Securities as of the day immediately preceding the date of merger by (y) 0.42, and allot and deliver such newly issued shares to the shareholders of common stock entered or registered in the last shareholder register of UFJ Tsubasa Securities as of the day immediately preceding the date of merger at the rate of 0.42 shares of common stock of Mitsubishi Securities per share of common stock of UFJ Tsubasa Securities (such rate is hereinafter referred to as the "Merger Ratio").

Article 4 (Submission of Share Certificates of UFJ Tsubasa Securities)

Upon the merger, UFJ Tsubasa Securities shall follow the procedures for submission of share certificates in accordance with Article 409, Item 9 of the Commercial Code.

Article 5 (Stated Capital and Reserves, Etc. to be Increased)

1. The amounts of stated capital, capital reserve, retained earnings reserve, voluntary reserves and other retained profits that are to be increased by Mitsubishi Securities upon the merger shall be as follows:

    (1) Stated capital

        0 yen

    (2) Capital reserve

        The amount of the merger surplus minus the amounts mentioned in items (3) and (4) of this paragraph.

    (3) Retained earnings reserve

        The amount of UFJ Tsubasa Securities' retained earnings reserve as of the date of merger.

    (4) Voluntary reserves and other retained profits

        The total of UFJ Tsubasa Securities' voluntary reserves and other retained profits as of the date of merger. However, items and their respective amounts to be reserved shall be determined upon agreement through mutual consultation between Mitsubishi Securities and UFJ Tsubasa Securities.

2. If the amount of the merger surplus is less than the total of the amounts in items (3) and (4) of the preceding paragraph, then such total amount shall be reduced, in the order of item (4) and (3), so as to be equal to the amount of the merger surplus.

3. The amounts in items (2) through (4) of paragraph 1 of this Article may be modified upon agreement through mutual consultation between Mitsubishi Securities and UFJ Tsubasa Securities in light of UFJ Tsubasa Securities' asset conditions as of the date of merger.

Article 6 (General Meeting of Shareholders to Approve Merger)

Each of Mitsubishi Securities and UFJ Tsubasa Securities shall convene their respective annual general meetings of shareholders (each an "Approval Meeting of Shareholders") on June 29, 2005, and shall seek the aproval of this Agreement and the resolutions required for the merger; provided, that Mitsubishi Securities and UFJ Tsubasa Securities may change such resolutions upon agreement through separate consultation between them, if they consider such change to be necessary for the purpose of effectuating the merger or other reasons.

Article 7 (Date of Merger)

The date of merger shall be October 1, 2005; provided, that Mitsubishi Securities and UFJ Tsubasa Securities may change the date of merger upon agreement through separate consultation between them, if they consider such change to be necessary for the purpose of effecutuating the merger or other reasons.

Article 8 (Succession of Company Assets)

1. UFJ Tsubasa Securities shall cause Mitsubishi Securities to succeed to all of UFJ Tsubasa Securities's assets, liabilities, rights and obligations on the date of merger, on the basis of its balance sheet and all other relevant accounts as of March 31, 2005, after any and all additions and subtractions occurring during the period up to the date of merger.
2. UFJ Tsubasa Securities shall disclose any change in the assets or liabilities during the period from April 1, 2005 up to the date of merger by attaching separate statements.

Article 9 (Merger Distribution)

Upon the merger, Mitsubishi Securities shall not pay any merger distribution.

Article 10 (Administration, etc., of Company Assets)

During the period from the execution of this Agreement to the date of merger, Mitsubishi Securities and UFJ Tsubasa Securities shall manage their respective business and administer and operate their respective assets with the due care of a prudent manager, and any act that might materially affect their respective assets, rights or obligations shall be subject to mutual consultation and prior agreement between Mitsubishi Securities and UFJ Tsubasa Securities.

Article 11 (Amount of Dividends)

Mitsubishi Securities and UFJ Tsubasa Securities may, after getting approval at their respective Approval Meetings of Shareholders, distribute dividends to the shareholders and registered pledgees entered or recorded in the last shareholder register of each of Mitsubishi Securities and UFJ Tsubasa Securities as of March 31, 2005, to the extent of the following amounts:

(1) For Mitsubishi Scurities, 9 yen per share and a total of 4,199,126,139 yen; and

(2) For UFJ Tsubasa Securities, 6 yen per share and a total of 3,562,645,626 yen.

Article 12 (Succession to Stock Acquisition Rights)

1. In lieu of the stock subscription rights (*shinkabu hikiukeken*) granted pursuant to the agreement granting stock subscription rights executed between UFJ Tsubasa Securities and its directors and employees as of June 29, 2000 in accordance with the resolution of the board of directors meeting dated June 29, 2000, UFJ Tsubasa Securities shall, at the Approval Meeting of Shareholders, seek a resolution to issue to the holders of the stock subscription rights (the "Stock Subscription Rights Holders") stock acquisition rights (*shinkabu yoyakuken*) that are similar to such stock subscription rights in exchange for a renouncing thereof.

2. In the case of UFJ Tsubasa Securities' adoption of the resolution mentioned in the preceding paragraph, Mitsubishi Securities shall succeed all of the rights and obligations with respect to the stock acquisition rights under such resolution and agreements granting stock acquisition rights upon the date of merger. The number of subject shares and exercise price (payment amount) for each stock acquisition right on or after the date of merger shall be modified in accordance with the Merger Ratio set forth in Article 3 hereof.

3. Mitsubishi Securities shall seek, at the Approval Meeting of Shareholders, a resolution to issue, to the Stock Subscription Right Holders who do not execute the agreement granting stock acquisition rights pursuant to the resolution set forth in paragraph 1 of this Article, stock acquisition rights that are similar to the stock acquisition rights succeeded by Mitsubishi Securities in accordance with the preceding paragraph.

Article 13 (Dividends to New Shares)

The dividends to the shares to be newly issued by Mitsubishi Securities in accordance with Article 3 shall accrue from April 1, 2005.

Article 14 (Treatment of Employees)

Mitsubishi Securities shall employ, as its employees, all of the employees of UFJ Tsubasa Securities existing as of the date of merger. However, the years of service of each employee shall be counted as the total of the years at Mitsubishi Securities and the years at UFJ Tsubasa Securities. The treatment of mandate agreements with respect to the executive officers of UFJ Tsubasa Securities and other matters shall be separately determined upon agreement through mutual consultation between Mitsubishi Securities and UFJ Tsubasa Securities.

Article 15 (Names of the Directors and Corporate Auditors to Take Office upon the Merger)

The following persons shall each become a director or corporate auditor of Mitsubishi Securities upon the merger; provided that the date of their assumption of such office shall be the date of the merger:

(1) Directors:

Kimisuke Fujimoto, Hiromi Enoki, Hirohisa Aoki, Naoteru Miyato

(2) Corporate auditors:

Kenshichi Hashimoto, Yoshinori Matsuo

Article 16 (Retirement Grants to Directors and Corporate Auditors)

1. Pursuant to the current respective rules or criteria regarding retirement grants for officers of Mitsubishi Secuties and UFJ Tsubasa Securities, a retirement grant shall be paid to each director and corporate auditor of Mitsubishi Securities who is to resign on or before the date of merger and to each director and corporate auditor of UFJ Tsubasa Securities who is not to take office in accordance with Article 15, through mutual consultation between Mitsubishi Securities and UFJ Tsubasa Securities, upon getting approval at their respective Approval Meetings of Shareholders as set forth in Article 6 hereof or their respective general meetings of shareholders separately held.

2. If any director or corporate auditor of UFJ Tsubasa Securities who takes office of director or corporate auditor of Mitsubishi Securities in accordance with Article 15 is to resign in the future, a retirement grant shall be calculated pursuant to the current rules or criteria regarding the retirement grant for officers of UFJ Tsubasa Securities for such director or corporate auditor's term of office at UFJ Tsubasa Securities up to the day immediately preceding the date of merger, subject to getting approval at the general meeting of shareholders of Mitsubishi Securities of such retirement grant.

3. If any director or corporate auditor of Mitsubishi Securities who continuously serves as director or corporate auditor of Mitsubishi Securities is to resign in the future, a retirement grant shall be calculated pursuant to the current rules or criteria regarding the retirement grants for officers of Mitsubishi Securities for such director or corporate auditor's term of office at Mitsubishi Securities up to the day immediately preceding the date of merger, subject to getting approval at the general meeting of shareholders of Mitsubishi Securities of such retirement grant.

Article 17 (Modification of Merger Terms; Termination of the Merger Agreement)

The merger terms may be modified or this Agreement may be terminated or revised upon agreement through mutual consultation between Mitsubishi Securities and UFJ Tsubasa Securities, if during the period from the execution of this Agreement to the date of merger: (a) a material change occurs in the conditions of Mitsubishi Securities' or UFJ Tsubasa Securities's assets or management due to a natural disaster or any other event, (b) an event occurs that might result in a material obstacle to the implementation of the merger, (c) an event occurs that might result in a material obstacle to the implementation of the merger between Mitsubishi Tokyo Financial Group, Inc. ("MTFG") and UFJ Holding, Inc. ("UFJHD"), (d) it otherwise becomes difficult to achieve the purpose of this Agreement, or (e) the purpose of this Agreement is altered.

Article 18 (Validity of this Agreement)

This Agreement shall cease to be effective if:

(1) this Agreement is not approved at the Approval Meetings of Shareholders of either Mitsubishi Securities or UFJ Tsubasa Securities in accordance with Article 6;

(2) the merger agreement between MTFG and UFJHD ceases to be effective for any reason; or

(3) the approvals, etc., of the relevant authorities that are required by the laws and ordinances of Japan or relevant foreign countries are not obtained prior to the date of merger, or such approvals, etc. are obtained subject to any conditions or restriction that may result in a material obstacle to achieving the purpose of the merger pursuant to this Agreement.

Article 19 (Matters Not Stipulated in this Agreement)

Any and all matters required with respect to the merger, other than those stipulated in this Agreement, shall be determined upon agreement through mutual consultation in good faith between Mitsubishi Securities and UFJ Tsubasa Securities in adherence with the intent of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in two (2) counterparts by affixing their respective names and seal impressions and shall each keep one (1) original of this Agreement.

April 20, 2005

Mitsubishi Securities: Mitsubishi Securities Co., Ltd.
4-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo
Koichi Kane, President [Seal]

UFJ Tsubasa Securities: UFJ Tsubasa Securities Co., Ltd.
1-3, Otemachi 1-chome
Chiyoda-ku, Tokyo
Kimisuke Fujimoto, President [Seal]

(2) Reference Matters of the Merger Agreement

(i) Amendment to the Articles of Incorporation (Article 2 of the Merger Agreement)

A. Reasons for Amendment

(a) Matters related to Article 2.1 of the Merger Agreement

Mitsubishi Securities Co., Ltd., currently a subsidiary of The Bank of Tokyo-Mitsubishi, Ltd., is scheduled to become a subsidiary directly owned by Mitsubishi Tokyo Financial Group, Inc., a holdings company, as of July 1, 2005. The new securities company to be created upon the merger is also scheduled to become a subsidiary directly owned by the new holdings company. Therefore, the necessary amendments will be made to Item 7 of Article 2 of the current Articles of Incorporation of Mitsubishi Securities Co., Ltd.

In addition, in order to clarify the responsibilities of Outside Directors in such forms as appropriate for their duties as well as to invite useful persons to join as Outside Directors, new provisions will be established to the effect that Mitsubishi Securities Co., Ltd. may execute an agreement with an Outside Director by which the Outside Director's responsibilities are limited to the extent provided in laws and ordinances.

(b) Matters related to Article 2.2 of the Merger Agreement

(i) Due to this merger, the corporate name of Mitsubishi Securities Co., Ltd. will be amended. (Article 1 (Corporate Name) of the Articles of Incorporation)

(ii) The person to convene and preside over shareholders' meetings will be changed to the Chairman (Paragraph 2 of Article 11 (Convocation of General Meeting of Shareholders) and Article 13 (Chairperson of General Meeting of Shareholders) of the amended Articles of Incorporation).

B. Content of Amendment

Please see Article 2 of the Merger Agreement.

(ii) Directors and Corporate Auditors as of the Merger Date (Article 15 of the Merger Agreement)

A. The matters of reference with respect to the Director candidates are as follows:

Name (Date of birth)	Resume and status as other company's representative		Number of shares held
Kimisuke Fujimoto (September 24, 1942)	Apr. 1965: Jun. 1993: Jun. 1996: Feb. 1999: Jun. 1999: Apr. 2001: Jul. 2001: Jun. 2002: Apr. 2003:	Joined The Sanwa Bank, Limited (currently, UFJ Bank Limited) Director of The Sanwa Bank, Limited (currently, UFJ Bank Limited) Senior Managing Director of Sanwa Securities Co., Ltd. Deputy President of Sanwa Securities Co., Ltd. Senior Managing Director of The Sanwa Bank, Limited (currently, UFJ Bank Limited) Chairman of Sanwa Securities Co., Ltd. (since July 1, 2001, UFJ Capital Markets Securities Co., Ltd.) President and Director of UFJ Capital Markets Securities Co., Ltd. Deputy President and Director of the Company President of the Company to date	The Company: 14,000 shares Mitsubishi Securities Co., Ltd.: None
Hiromi Enoki (March 8, 1947)	Apr. 1970: May 1996: Jun. 1999: Apr. 2000: Apr. 2001: Jun. 2002: Apr. 2003: Jun. 2003:	Joined Daiwa Securities Co., Ltd. Senior Counselor of Universal Securities Co., Ltd., a predecessor of the Company Director of Universal Securities Co., Ltd. Executive Officer of Tsubasa Securities Co., Ltd., a predecessor of the Company Senior Executive Officer of Tsubasa Securities Co., Ltd. Senior Executive Officer of the Company Senior Executive Officer of the Company Director & Senior Executive Officer of the Company to date	The Company: 13,000 shares Mitsubishi Securities Co., Ltd.: None
Hirohisa Aoki (July 11, 1949)	Apr. 1972: Apr. 2000: Jan. 2002: Jun. 2002: Jun. 2004:	Joined The Tokai Bank, Limited Managing Director of The Tokai Bank, Limited Senior Executive Officer of UFJ Capital Markets Securities Co., Ltd. Senior Executive Officer of the Company Director & Senior Executive Officer of the Company to date	The Company: 4,000 shares Mitsubishi Securities Co., Ltd.: None
Naoteru Miyato (May 20, 1943)	Apr. 1967: Jul. 1994: Mar. 1996: Mar. 1999: Jul. 1999: Apr. 2004: Apr. 2004:	Joined Daido Life Insurance Company Director of Daido Life Insurance Company Managing Director of Daido Life Insurance Company Senior Managing Director of Daido Life Insurance Company President of Daido Life Insurance Company Director of Daido Life Insurance Company to date President of T&D Holdings, Inc. to date	The Company: None Mitsubishi Securities Co., Ltd.: None

Notes:

1. There are no special interests between the directors to take office upon the merger and the Company.

2. Mr. Naoteru Miyato satisfies the requirements for an outside director as set forth in Article 188, paragraph 2, item 7-2 of the Commercial Code.

B. The matters of reference with respect to the Corporate Auditor candidates are as follows:

Name (Date of birth)	Resume and status as other company's representative		Number of shares
Kenshichi Hashimoto (October 13, 1948)	Apr. 1972:	Joined The Toyo Trust and Banking Company, Limited (currently, UFJ Trust Bank Limited)	The Company: 1,000 shares
	Feb. 1994:	General Manager of the Hong Kong Branch of The Toyo Trust and Banking Company, Limited	Mitsubishi Securities Co., Ltd.: None
	Jul. 1995:	General Manager of the International Credit Control Department of The Toyo Trust and Banking Company, Limited	
	Oct. 1998:	Deputy General Manager of the Auditing Department of The Toyo Trust and Banking Company, Limited	
	Jan. 2002:	Deputy General Manager of the Internal Audit Department of UFJ Trust Bank Limited	
	Jun. 2003:	Corporate Auditor of the Company to date	
Yoshinori Matsuo (December 5, 1948)	Apr. 1971:	Joined Daiwa Securities Investment Trust Sales Co., Ltd.	The Company: 18,493 shares
	Apr. 2000:	Senior Counselor of Tsubasa Securities Co., Ltd.	Mitsubishi Securities Co., Ltd.: None
	Apr. 2001:	Executive Officer of Tsubasa Securities Co., Ltd.	
	Jun. 2002:	Senior general manager of the Company	
	Apr. 2003:	Executive Officer of the Company to date	

Notes:

1. There are no special interests between the corporate auditors to take office upon the merger and the Company.
2. Mr. Kenshichi Hashimoto satisfies the requirements for an outside corporate auditor as set forth in Article 18, paragraph 1 of the Law for Special Provisions for the Commercial Code concerning Audits, etc., of *Kabushiki-Kaisha* (Joint Stock Companies).

3. Explanation Regarding Merger Ratio under Article 408-2, paragraph 1, item 2 of the Commercial Code

Grounds for Determination of Merger Ratio (copy)

Grounds for Determination of Merger Ratio

The Company and Mitsubishi Securities Co., Ltd. have requested the third party GMD Corporate Finance Limited (a member firm of KPMG International) to calculate the merger ratio in order to ensure the fairness and reasonableness of the merger ratio.

GMD Corporate Finance Limited calculated the merger ratio comprehensively taking into account the analysis results based on the market stock price method, adjusted net assets method and cash flow method.

The Company and Mitsubishi Securities Co., Ltd. separately and carefully studied the calculation results offered by GMD Corporate Finance Limited. As a result of consultation between them, the merger ratio has been determined as follows:

Company	Mitsubishi Securities	UFJ Tsubasa Securities
Merger Ratio	1	0.42

Based on the merger ratio above, the integration agreement, under which the 0.42 shares of Mitsubishi Securities common stock will be allotted and delivered per one share of the Company common stock, was approved at both companies' board of directors' meetings held on February 18, 2005 and executed on the same day.

Prior to the resolution of the board of directors' meeting as mentioned above, the Company requested Lehman Brothers Inc. to render an opinion with respect to the merger ratio. Lehman Brothers Inc. rendered its opinion to us to the effect that the merger ratio was fair, from a financial point of view, to us as of February 18, 2005.

Since there has been no material change in the status of either company, the Company and Mitsubishi Securities Co., Ltd., executed the merger agreement at the same merger ratio as that under the integration agreement in accordance with the resolutions of their respective board of directors meetings held on April 20, 2005.

4. Content of Balance Sheets and Profit and Loss Statements of the Parties to the Merger under Article 408-2, paragraph 1, items 3 and 5 of the Commercial Code

The balance sheet and the profit and loss statement of the Company are as shown at pp. 15 to 20 of the Exhibit.

The balance sheet and the profit loss statement of Mitsubishi Securities Co., Ltd. are as shown at pp. 47 to 51 below.

Mitsubishi Securities Co., Ltd.
Balance Sheet

March 31, 2005

(Millions of yen)

ASSETS		LIABILITIES AND SHAREHOLDERS' EQUITY	
Current assets	5,946,798	Current liabilities	5,560,630
Cash and deposits	53,259	Trading liabilities	2,148,772
Cash segregated as deposits related to securities transactions	40,143	Trading securities	2,090,937
		Derivatives	57,835
Trading assets	2,959,238	Margin account payables	11,607
Trading securities	2,865,846	Borrowings on margin transactions	3,204
Derivatives	93,392	Cash collateral received for securities lending on margin transactions	8,402
Trade account receivables	67,944		
Margin account receivables	87,021	Borrowings pledged by securities	2,471,047
Loans on margin transactions	58,989	Cash collateral received for securities lending	2,067,164
Cash collateral pledged for securities borrowing on margin transactions	28,031	Borrowings on Gensaki (repurchase) transactions	403,882
Loans secured by securities	2,677,422		
Cash collateral pledged for securities borrowing	2,654,188	Deposits received	47,535
		Guaranty deposits received	27,040
Loans on Gensaki (resale) transactions	23,233	Short-term borrowings	535,100
		Current-portion of long-term borrowings	110,000
Advance payments	893		
Short-term loans	995	Commercial paper	190,500
Shares of parent company	566	Income taxes payable	922
Other securities	21,462	Accrued bonuses	4,000
Deferred tax assets	11,188	Other current liabilities	14,104
Other current assets	26,684	Long-term liabilities	150,376
Allowance for doubtful accounts	(23)	Convertible bonds	49,165
		Long-term borrowings	88,500
Fixed assets	161,685	Deferred tax liabilities	2,565
Tangible fixed assets	16,865	Accrued severance benefits and pension costs	9,464
Buildings	6,906		
Furniture and fixtures	5,099	Other long-term liabilities	681
Land	4,859	Statutory reserves	1,342
Intangible fixed assets	14,284	Reserve for securities trading liabilities (Article 51 of the Securities and Exchange Law)	1,342
Software	13,847		
Telephone subscription rights and other	436		
Investments and other assets	130,535	Total liabilities	5,712,349
Investment securities	29,872	Shareholders' equity	
Investments in subsidiaries and affiliates	79,162	Common stock	65,518
		Capital surplus	228,548
Long-term loans	9,332	Additional paid-in capital	228,548
Long-term guaranty deposits	11,377	Earned surplus	102,843
Other investments	2,558	Earned surplus reserve	8,135
Allowance for doubtful accounts	(1,766)	Voluntary reserves	49,611
		General reserve	49,611
		Unappropriated retained earnings	45,097
		Net unrealized gains on investment securities	6,008
		Treasury stock	(6,785)
		Total shareholders' equity	396,133
Total assets	6,108,483	Total liabilities and shareholders' equity	6,108,483

Mitsubishi Securities Co., Ltd.
Income Statement
For the fiscal year ended March 31, 2005

		(Millions of yen)
Operating revenue		**124,360**
Commissions	74,773	
Trading profit and loss	45,122	
Net gain on other trading	0	
Interest and dividend income	4,465	
Interest expense		**6,663**
Net operating revenue		**117,697**
Selling, general and administration expense		**97,885**
Operating income		**19,812**
Non-operating revenue		**2,284**
Non-operating expense		**819**
Ordinary income		**21,277**
Special gain		**1,930**
Gain on sales of investment securities	1,657	
Reversal of allowance for doubtful accounts	247	
Gain on sales of fixed assets	25	
Special loss		**8,883**
Loss on sales of investment securities	58	
Impairment loss on investment securities	22	
Provision on reserve for securities trading liabilities	249	
Loss on sales of fixed assets	243	
Impairment loss on fixed assets	726	
Special amortization of fixed assets	7,583	
Income before income taxes		**14,324**
Income taxes – current		**95**
Income taxes – deferred		**(1,884)**
Net income		**16,113**
Unappropriated retained earnings brought forward		**29,088**
Loss on sales of treasury stocks		**105**
Unappropriated retained earnings		**45,097**

Mitsubishi Securities Co., Ltd.

Notes to the Financial Statements

Mitsubishi Securities' balance sheet and income statement have been prepared in accordance with the "Enforcement Regulations of the Commercial Code" (Ministry of Justice Ordinance, March 29, 2002, No. 22), the "Cabinet Order Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (approved by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Figures under one million yen are rounded down.

(Significant Accounting Policies)

1. Valuation of trading assets and liabilities

Securities and other financial instruments classified as trading assets and liabilities are recorded at market value. Mitsubishi Securities trades financial instruments with an aim to provide customers with services and products which meet their needs through the stock markets. Thus, Mitsubishi Securities trades index futures, options, as well as securities trading.

2. Valuation of non-trading securities and other financial instruments
   (1) Bonds held to maturity
   The amortized cost method (straight-line) is applied.
   (2) Shares of subsidiaries and affiliates
   Recorded at cost using the moving average method.
   (3) Other securities
   ① Securities with market value
   Recorded at market value. The difference between cost and market value is recorded as Net unrealized gains on investment securities in Shareholders' equity on the balance sheet. The cost of securities sold is calculated by using the moving average method.
   ② Securities without market value
   Recorded at cost using the moving average method.

3. Depreciation of fixed assets
   (1) Tangible fixed assets
   The declining balance method is applied over the estimated useful lives. However, the straight-line method is applied for buildings (excluding facilities attached to buildings) acquired after April 1, 1998.
   Useful lives Buildings: 8 – 50 years
   Furniture and fixtures: 2 – 15 years
   (2) Intangible fixed assets and investments
   The straight-line method is applied. Software (used internally) is amortized over its estimated useful life to Mitsubishi Securities (5 years).

   Special amortization of fixed assets
   For the fiscal year ended March 31, 2005, Mitsubishi Securities has revised the estimated useful lives of some internally used software which was identified to be disposed of due to the system integration resulting from the merger with UFJ Tsubasa Securities. The temporal loss derived from the decrease in the economic value of the software is recorded as Special amortization of fixed assets and presented in Special loss. The effect of this revision of the useful lives of the software resulted in a decrease of Net income by 7,583 million yen.

4. Accounting standards for reserves
   (1) Allowance for doubtful accounts
   In order to prepare for possible losses from loans and other receivables, Mitsubishi Securities estimates a provision for non-performing loans by assessing the probability of

specific losses and estimates a provision for performing loans with a prospected loss rate based on historical loss experiences.

(2) Accrued bonuses

In order to account for the payment of bonuses to employees, Mitsubishi Securities accrues the amount expected to be paid according to its prescribed calculation method.

(3) Accrued severance benefits and pension costs

In order to account for the payment of retirement allowances when employees retire, Mitsubishi Securities records Accrued severance benefits and pension costs in accordance with the amount accrued at the end of the fiscal year, based on the projected benefit obligations and the fair valuation of the plan assets at the end of the fiscal year.

Prior service cost upon adoption of the pension accounting rule was expensed when the rule was adopted.

Prior service cost not related to the adoption of the new pension accounting rule is being amortized for certain terms up to the average remaining service period of active employees (12 years) by the straight-line method.

Unrecognized net actuarial gain or loss is being amortized for certain terms up to the average remaining service period of active employees (12 years) by the straight-line method starting from the following fiscal year.

5. Accounting for lease transactions

Financing leases other than those for which the ownership of the leased property transfers to the lessee are accounted for as ordinary rental transactions.

6. Accounting treatment for consumption taxes

Consumption taxes are separately recorded.

(Changes in Accounting Policies)

Impairment loss on fixed assets

Companies are permitted to adopt new accounting rules with regard to impairment of fixed assets, "Accounting for Impairment of Fixed Assets" (Statement of Opinion of the Business Accounting Council, August 9, 2002) and "Guidance for Accounting Standard for Impairment of Fixed Assets" (the Accounting Standard Board of Japan, Guidance No.6, October 31, 2003), from the fiscal year ended March 31, 2004. Mitsubishi Securities has adopted the new rules for the fiscal year ended March 31, 2005. The effect of the change resulted in a decrease of income before income taxes by 726 million yen. The accumulated impairment losses are directly deducted from each relevant fixed asset.

(Notes to the Balance Sheet)

1.	Short-term receivables from subsidiaries and affiliates	101,523 million yen
	Long-term receivables from subsidiaries and affiliates	10,230 million yen
2.	Short-term payables to subsidiaries and affiliates	1,017,968 million yen
	Long-term payables to subsidiaries and affiliates	2,827 million yen
3.	Accumulated depreciation of tangible fixed assets	21,849 million yen

4. In addition to the fixed assets on the balance sheet, Mitsubishi Securities uses IT related equipments and equity market display units under operating lease contracts.

5. Pledged assets

Trading assets	132,486 million yen
Investment securities	61 million yen

Mitsubishi Securities pledged 161,211 million yen of securities, which were borrowed on consumption loan contracts, as collateral for short-term borrowings from financial institutions (bills sold). In addition, 450 million yen of other securities, which were accepted as collateral for lending on margin transactions, are pledged as collateral for borrowings on margin transactions and 10,013 million yen of short-term borrowed securities, 6,019 million yen of the investment securities, and 102 million yen of the trading securities are also pledged as maintenance margin for futures transactions. Furthermore, 9,999 million yen of the short-term borrowed securities is also pledged as collateral for delivery versus payment (DVP) transactions and other.

6. Fair value of securities received or pledged by securities financing transactions and consumption loan contracts

Fair value of securities pledged	(Millions of yen)
Securities lending on margin transactions	8,801
Securities pledged for borrowings on margin transactions	3,204
Securities lending on consumption loan contracts	2,067,900
Securities sold on Gensaki (repurchase) transactions	405,443
Other securities pledged as collateral	525
Fair value of securities received	
Securities received for lending on margin transactions	55,416
Securities borrowing on margin transactions	28,031
Securities borrowing on consumption loan contracts	3,149,810
Securities bought under resale agreements	23,340
Other securities received as collateral	11,108

7. Amounts to be excluded from profits available for dividends
The amount that was excluded from profits available for dividends as determined by Article 124, Item 3 of the Enforcement Regulations of Commercial Code was 8,714 million yen.

1. Subordinated borrowings
The current-portion of long-term borrowings and Long-term borrowings contain 170,000 million yen of subordinated borrowings, which is stipulated by the "Cabinet Order Concerning Securities Dealers' Capital Requirements" (Prime Minister's Office Ordinance No. 23, 2001).

2. Changes in Method of Presentation
For the fiscal year ended March 31, 2005, investments in partnerships (investment enterprise limited liability association) and similar associations have been recorded as Investment securities. Such investments used to be included in Other investments. The change in presentation is due to an amendment of the Securities and Exchange Law of Japan.

(Notes to the Income Statement)

1. Transactions with subsidiaries and affiliates	(Millions of yen)
Operating revenue	6,911
Operating expense	16,160
Non-operating transactions	63,061

2. Net income per share — 34.34 yen

3. Impairment loss on fixed assets
Mitsubishi Securities is divided into two units (i.e., wholesale and retail), deeming management units under the management accounting system as independent cash flow generating units. All headquarter divisions and branches are grouped into either unit and have assessed events or changes in circumstances which indicate impairment. As to the fiscal year ended March 31, 2005, Mitsubishi Securities reduced the carrying amounts of assets to be disposed of by sale to the net selling prices at disposition. The impairment loss is recorded as special loss.

Agenda Item No. 3: Issuance of Stock Acquisition Rights as Stock Options

(Gist of the Agenda)

As described in Agenda Item No. 2 (Approval of the merger agreement between the Company and Mitsubishi Securities Co., Ltd.), the Company is scheduled to merge with Mitsubishi Securities Co., Ltd., the surviving company, with the Company being the dissolving company, on October 1, 2005 (the "Merger"). In connection therewith, the Company has been examining a method for the succession of the existing stock option based on the stock subscription rights method (the "Existing Stock Subscription Rights") granted to employees as of June 29, 2000, in accordance with Article 280-19 of the previous Commercial Code of Japan. However, in consideration of the Ministry of Justice's view, the Company has reached the conclusion that the new company after the Merger is unable to arrange for the succession of the Existing Stock Subscription Rights remaining to be based on the stock subscription rights method. Therefore, the Company has reached the conclusion that, in order to prevent the loss of the economic value of the Existing Stock Subscription Rights held by the holders of the Existing Stock Subscription Rights, it is best to take measures by which the Company shall issue stock acquisition rights (the "Stock Acquisition Rights") having the same economic effect as the Existing Stock Subscription Rights by the effective date of the Merger and grant such Stock Acquisition Rights to the holders of Existing Stock Subscription Rights, on the condition that the Existing Stock Subscription Rights are renounced, and have the new company after the Merger succeed such Stock Acquisition Rights in accordance with the provisions of the current Commercial Code of Japan. Therefore, we would like to request your approval for the issuance of Stock Acquisition Rights on specially favorable conditions on the condition of the approval of Agenda Item No. 2.

1. Reasons for issuing Stock Acquisition Rights on Specially Favorable Conditions

   The Company shall issue the Stock Acquisition Rights for no consideration because of the requirements to protect the actual economic value of the stock options held by the holders of the Existing Stock Subscription Rights. However, the allotment of the Stock Acquisition Rights shall require the renouncing of the Existing Stock Subscription Rights.

2. Persons who are eligible to subscribe for the allotment of the Stock Acquisition Rights

   Among the holders of the Existing Stock Subscription Rights at the time of the allotment and their successors, the holders holding the Existing Stock Subscription Rights which have not been exercised as of the commencement date of the subscription for the Stock Acquisition Rights shall be eligible to subscribe for the allotment of the Stock Acquisition Rights.

3. Conditions for granting Stock Acquisition Rights

   If the merger agreement in connection with the Merger is invalidated for any reason prior to the issuance of the Stock Acquisition Rights, the subscription for Stock Acquisition Rights shall become retroactively ineffective.

   In addition, although the subscribers for the Stock Acquisition Rights can exercise their Existing Stock Subscription Rights until 10 days prior to the issuance of the Stock Acquisition Rights, if the subscribers so exercise their Existing Stock Subscription Rights, the subscription of the same number of Stock Acquisition Rights as the number of the Existing Stock Subscription Rights so exercised shall become retroactively ineffective.

4. Method of Issuance of Stock Acquisition Rights

(1) Types and number of stocks that are the subject of the Stock Acquisition Rights

The maximum limit shall be 6,229,000 ordinary shares of the Company. In addition, after the date of the effectiveness of the Merger (scheduled to be October 3, 2005), the ordinary shares of the new company after the Merger shall be the subject of the Stock Acquisition Rights, and the number of shares shall be adjusted using the following formula:

[Number of Shares after Adjustment]=[Number of Shares before Adjustment] x Merger Ratio (0.42)

(2) Total number of Stock Acquisition Rights

The maximum limit shall be 6,2290,000. (The number of shares per each Stock Acquisition Right shall be one (1) ordinary share. However, after the date of the effectiveness of the Merger, the number of shares per each Stock Acquisition Right shall be 0.42.)

(3) Issue price of the Stock Acquisition Rights

The Stock Acquisition Rights shall be issued for no consideration. However, the renouncing by the holders of the Existing Stock Subscription Rights not yet exercised shall be required.

(4) Amount to be paid upon exercise of the Stock Acquisition Rights

The amount to be paid upon exercise of each Stock Acquisition Right shall be ¥593 per share (the "Exercise Price"), which is the exercise price of the Existing Stock Subscription Rights.

However, after the date of the effectiveness of the Merger, the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from such calculation to be rounded up to one yen.

$$\text{[Exercise Price after Adjustment]=[Exercise Price before Adjustment]} \times \frac{1}{\text{Merger Ratio (0.42)}}$$

In addition, if the Company or the new company after the Merger issues new shares or divests its treasury stock (excluding any exercise of stock subscription rights, rights in accordance with Article 210-2, paragraph 2, item 3 of the previous Commercial Code of Japan, stock acquisition rights or conversion of outstanding convertible bonds) at a price below the market price after the date on which the Stock Acquisition Rights are issued, the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from such calculation to be rounded up to one yen.

$$\text{[Exercise Price after Adjustment]} = \text{[Exercise Price before Adjustment]} \times \frac{\text{(Number of Outstanding Shares)} + \dfrac{\text{(Number of New Shares to be Issued)} \times \text{(Amount to be paid per share)}}{\text{(Market Price per Share)}}}{\text{(Number of Outstanding Shares)} + \text{(Number of New Shares to be Issued)}}$$

The "number of outstanding shares" in the price adjustment formula above is obtained by subtracting the total number of treasury stock from the number of outstanding shares of the Company or the new company after the Merger. In the event that the Company decides to divest its treasury stock, the "number of new shares to be issued" shall be replaced by the "number of treasury stock to be divested."

In addition, if the Company or the new company after the Merger conducts a stock split or stock consolidation after the Exercise Price is determined, the Company or the new company after the Merger may adjust the Exercise Price as appropriate.

(5) Exercise Period of the Stock Acquisition Rights

The exercise period shall be between the date of issuance of the Stock Acquisition Rights and March 31, 2006 (the end of the exercise period for the Existing Stock Subscription Rights).

(6) Conditions to the Exercise of Stock Acquisition Rights

(a) If a person allotted the Stock Acquisition Rights dies, the successor of such person shall be entitled to exercise such Stock Acquisition Rights in accordance with the provisions of the agreement relating to the grant of Stock Acquisition Rights.

(b) Other matters relating to the exercise of Stock Acquisition Rights shall be determined by the Board of Directors of the Company and shall be set forth in the agreement relating to the grant of Stock Acquisition Rights to be executed between the person allotted the Stock Acquisition Rights and the Company.

(7) Cancellation of Stock Acquisition Rights

(a) The new company after the Merger may cancel all Stock Acquisition Rights for no consideration with the Board of Directors' resolution if any of the following matters are approved at the general meeting of shareholders of the new company after the Merger.

(i) A merger agreement under which the new company after the Merger becomes the dissolving company.

(ii) A share exchange agreement under which the new company after the Merger becomes a wholly owned subsidiary.

(iii) A share transfer agreement under which the new company after the Merger becomes a wholly owned subsidiary.

(b) If the subject persons who were granted the Stock Acquisition Rights waive, either in whole or in part, the Stock Acquisition Rights, the Company or the new company after the Merger shall be able to cancel the Stock Acquisition Rights for no consideration.

5. Method of Allotment of Stock Acquisition Rights

In connection with the allotment of the Stock Acquisition Rights, the Company, considering the purpose of issuing the Stock Acquisition Rights, shall enter into an agreement with each person who shall be allotted the Stock Acquisition Rights, which agreement shall set forth conditions, including the renouncing of the Existing Stock Subscription Rights and other conditions, that each party will determine to be reasonable.

Agenda Item No. 4: Partial amendment to the Articles of Incorporation

(Gist of the Agenda)

1. Reason for Amendment

   In conjunction with the Company's discontinuance of the sale of commodities investments, such business shall be deleted from the business purposes set forth in Article 2 (Purpose) of the Articles of Incorporation.

2. Contents of Amendment

   The contents of amendment are as follows:

(Amendments are underlined.)

Current Articles of Incorporation	Proposed Amendments
Chapter I General Provisions	Chapter I General Provisions
Article 2 (Purpose)	Article 2 (Purpose)
The purpose of the Company shall be to engage in the following businesses:	The purpose of the Company shall be to engage in the following businesses:
(1) through (10) (omitted)	(1) through (10) (same as at present)
<u>(11) Sale of commodities investments;</u>	(deleted)
<u>(12)</u> through <u>(24)</u> (omitted).	<u>(11)</u> through <u>(23)</u> (same as at present).

Agenda Item No. 5: Election of five (5) Directors

The term of office of nine (9) Directors will expire at the close of this meeting. In addition, Mr. Kimiou Yamashita, Director, will resign as Director as of June 24, 2005.

Therefore, the shareholders are requested to elect five (5) Directors.

The candidates for Directors are as follows:

Candidate number	Name (Date of birth)	Resume and status as other company's representative		Number of share of the Company held by such person
1	Kimisuke Fujimoto (September 24, 1942)	Apr. 1965:	Joined The Sanwa Bank, Limited (currently, UFJ Bank Limited)	14,000 shares
		Jun. 1993:	Director of The Sanwa Bank, Limited (currently, UFJ Bank Limited)	
		Jun. 1996:	Senior Managing Director of Sanwa Securities Co., Ltd.	
		Feb. 1999:	Deputy President of Sanwa Securities Co., Ltd.	
		Jun. 1999:	Senior Managing Director of The Sanwa Bank, Limited (currently, UFJ Bank Limited)	
		Apr. 2001:	Chairman of Sanwa Securities Co., Ltd. (since July 1, 2001, UFJ Capital Markets Securities Co., Ltd.)	
		Jul. 2001:	President and Director of UFJ Capital Markets Securities Co., Ltd.	
		Jun. 2002:	Deputy President and Director of the Company	
		Apr. 2003:	President of the Company to date	
2	Hiromi Enoki (March 8, 1947)	Apr. 1970:	Joined Daiwa Securities Co., Ltd.	13,000 shares
		May 1996:	Senior Counselor of Universal Securities Co., Ltd.	
		Jun. 1999:	Director of Universal Securities Co., Ltd.	
		Apr. 2000:	Executive Officer of Tsubasa Securities Co., Ltd.	
		Apr. 2001:	Senior Executive Officer of Tsubasa Securities Co., Ltd.	
		Jun. 2002:	Senior Executive Officer of the Company	
		Apr. 2003:	Senior Executive Officer of the Company	
		Jun. 2003:	Director & Senior Executive Officer of the Company to date	

Candidate number	Name (Date of birth)	Resume and status as other company's representative		Number of shares of the Company held by such person
3	Hirohisa Aoki (July 11, 1949)	Apr. 1972:	Joined The Tokai Bank, Limited	4,000 shares
		Apr. 2000:	Managing Director of The Tokai Bank, Limited	
		Jan. 2002:	Senior Executive Officer of UFJ Capital Markets Securities Co., Ltd.	
		Jun. 2002:	Senior Executive Officer of the Company	
		Jun. 2004:	Director & Senior Executive Officer of the Company to date	
4	Toshio Tsuboi (November 18, 1949)	Apr. 1973:	Joined Yamaichi Securities Co., Ltd.	13,000 shares
		Apr. 1998:	General Manager of the Senri-Chuo Branch of Universal Securities Co., Ltd.	
		Jun. 1999:	Senior Counselor of Universal Securities Co., Ltd.	
		Sep. 2000:	Executive Officer of Tsubasa Securities Co., Ltd.	
		Apr. 2001:	Senior Executive Officer of Tsubasa Securities Co., Ltd.	
		Jun. 2002:	Senior Executive Officer of the Company	
		Jun. 2004:	Director & Senior Executive Officer of the Company to date	
5	Kazuhiro Shimanuki (July 25, 1952)	Apr. 1976:	Joined The Tokai Bank, Limited	None
		May 1999:	General Manager of Wholesale Banking Company, Head Office III of The Tokai Bank, Limited	
		Apr. 2001:	General Manager of Wholesale Banking Company, Tokyo Main Office III of The Tokai Bank, Limited	
		Jan. 2002:	General Manager of the Credit Administration Department V (Tokyo Main Office) of UFJ Bank Limited	
		May 2003:	General Manager of the Credit Administration Department VI of UFJ Bank Limited	
		Jun. 2004:	General Manager of the Credit Administration Department V of UFJ Bank Limited	
		Jul. 2004:	Executive Officer, Head of Treasury Department of UFJ Bank Limited	
		May 2005:	Executive Officer of UFJ Holdings, Inc. to date	

Notes:

1. There are no special interests between the director candidates and the Company.

2. Mr. Kazuhiro Shimanuki satisfies the requirements for an outside director as set forth in Article 188, paragraph 2, item 7-2 of the Commercial Code.

Agenda Item No. 6: Presentation of retirement grants to the retiring directors and retiring corporate auditors

It is proposed that a retirement grant shall be presented to Mr. Shigehiro Suzuki, Mr. Yutaka Kitamura, Mr. Hajime Noda and Mr. Nobuo Nakanishi, who are resigning as Directors at the close of this meeting due to the expiration of their terms of service, in order to reward their meritorious services, within the applicable range in accordance with the prescribed criteria of the Company.

It is also proposed that, upon the approval of Agenda Item No. 2 (Approval of merger agreement between the Company and Mitsubishi Securities Co., Ltd.) and Agenda Item No. 5 (Election of five (5) Directors) as originally proposed, a retirement grant shall be presented to Mr. Toshio Tsuboi, who is resigning as Director, and Mr. Terunobu Kikuta and Mr. Shigefumi Hayata, who are resigning as Corporate Auditors, according to the dissolution of the Company due to the merger, in order to reward their meritorious services, within the applicable range in accordance with the prescribed criteria of the Company.

It is requested that the amount of such grant, the date, manner and other particulars of the presentation be left to the discretion of the Board of Directors with respect to the resigning Directors and to the discretion of the Corporate Auditors with respect to the resigning Corporate Auditors.

Resumes of the resigning Directors and the resigning Corporate Auditors are as follows:

Name	Resume	
Shigehiro Suzuki	Apr. 2000:	Executive Director of Tsubasa Securities Co., Ltd.
	Apr. 2001:	Managing Director of Tsubasa Securities Co., Ltd.
	Jun. 2002:	Director & Senior Executive Officer of the Company
	Apr. 2003:	Deputy President of the Company to date
Yutaka Kitamura	Jun. 2003:	Director & Senior Executive Officer of the Company to date
Hajime Noda	Jun. 2003:	Director & Senior Executive Officer of the Company to date
Nobuo Nakanishi	Jun. 2002:	Director & Senior Executive Officer of the Company to date
Toshio Tsuboi	Jun. 2004:	Director & Senior Executive Officer of the Company to date
Terunobu Kikuta	Jun. 2002:	Corporate Auditor of the Company to date
Shigefumi Hayata	Jun. 2003:	Corporate Auditor of the Company to date

Notice on the Exercise of Voting Rights through the Internet

Please confirm the following if you wish to exercise voting rights through the Internet.

Note

1. Regarding the Voting Website

(1) Exercise of voting rights through the Internet is available only by accessing and using the voting website designated by the Company (http://www.evote.jp/) from a personal computer or cellular telephone (using i-mode, EZweb, or Vodafone live!).
("i-mode", "EZweb" and "Vodafone live!" are trademarks or registered trademarks of NTT DoCoMo, Inc., KDDI Corporation and Vodafone Group Plc, respectively.)

(2) Please acknowledge that the exercise of voting rights by personal computer through the Internet at the voting website may not be available due to the Internet usage environments of shareholders such as where a firewall, etc. is being used for Internet access, anti-virus software has been set up, or a proxy server is being used.

(3) Exercise of voting rights by cellular telephone requires that either i-mode, EZweb or Vodafone live! be available for use. Please acknowledge that even if such services are available for use, certain types of cellular telephones may not allow the exercise of voting rights since, for the purpose of ensuring security, the voting website accepts only cellular telephones that can transmit information by SSL transmission (encrypted transmission) and that can transmit the terminal identification information of the cellular telephone.

(4) Exercises of voting rights through the Internet will be accepted until 24:00 of Tuesday, June 28, 2005, which is the day immediately preceding the general meeting of shareholders. However, please exercise your voting rights earlier, and direct your inquiries to the helpdesk below if you have any questions.

2. On the Method of Exercising Voting Rights through the Internet

(1) At the above-mentioned voting website, please use the "code for exercising voting rights" and the "tentative password" specified in the enclosed voting instruction form and enter approvals and/or disapprovals according to the directions on the screen.

(2) Please acknowledge that the shareholders using this method will be requested, for the purpose of preventing people other than shareholders from having unauthorized access (so-called "spoofing") or altering information submitted in the exercise of voting rights, to change their "tentative password" and obtain a special digital certificate (or to transmit the terminal identification information of the cellular telephone) on the voting website.

3. Treatment of Voting Rights in the event of Multiple Exercise

(1) If the same voting rights have been exercised both by mail and through the Internet, please be aware the information submitted in the exercise of the voting rights through the Internet shall be treated as effective.

(2) In the event of the exercise of voting rights through the Internet, it is possible to make multiple exercises (i.e., to redo the exercise) of voting rights at the voting website, and in such case, the information submitted in the last exercise of the voting rights shall be effective. If the same voting rights have been exercised both by personal computer and by cellular telephone, the information submitted in the last exercise of the voting rights shall be effective.

4. On Fees Incurred Upon Access to the Voting Website

Fees incurred upon access to the voting website (dial-up connection fees, telephone charges, etc.) shall be borne by shareholders. When exercising voting rights by cellular telephone, packet transmission fees and other charges for the use of cellular telephones shall be borne by shareholders as well.

End

Inquiry concerning the System
UFJ Trust Bank Limited, Stock Transfer Agency Dept. (Helpdesk)
Telephone: 0120-173-027 (Service Time: 9:00~21:00 Toll Free)

[Map omitted]

Meeting Place: Head Office of the Company, Conference Room, 4th Floor
1-3, Otemachi 1-chome, Chiyoda-ku, Tokyo

Transportation: We recommend that you get off at:
- the Otemachi Station, C9 exit (Tokyo Metro Tozai Line, Chiyoda Line, Hanzomon Line or Toei Mita Line) or
- the Tokyo Station (JR Line)

On attending the meeting, please show the enclosed voting instruction form[2] to enter the Head Office of the Company.

2 English translation is omitted.

EXHIBIT B

August 12, 2004

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank Limited
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

Basic Agreement Regarding the Management Integration

of Mitsubishi Tokyo Financial Group and UFJ Group

Tokyo, August 12, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) have, subject to the approval by the shareholders and the relevant authorities, concluded a basic agreement with regard to the management integration of the holding companies, banks, trust banks and securities companies of the two groups.

1. Outline of Management Integration

(i) As the needs of customers in Japan and abroad become diversified and sophisticated, Mitsubishi Tokyo Financial Group and UFJ Group aim, through their management integration, to create a "premier comprehensive global financial group" that is competitive worldwide, and to provide customers with products and services of the highest quality.

(ii) By this management integration, we will create a highly competitive group with strong presence in the core financial business areas, such as banking, trust business, securities, asset management, credit card, consumer finance, and lease. Through a close collaboration among the group companies, we will strengthen our organizational capabilities to respond comprehensively and flexibly to a wide variety of our customers' financial needs.

(iii) In the domestic market, the new comprehensive financial group's network will be well-balanced geographically among the Tokyo, Nagoya and Osaka metropolitan areas, while in overseas markets, it will have the number one global network among Japanese banking groups. The new group will also have a diverse customer base ranging from individual customers, small and medium-sized companies to large companies. The combination of the two groups will be extremely complementary in terms of business operations and branch networks. By leveraging the respective strengths of each group, and by further pursuing efficiencies throughout the new group, we will aim to improve the standard of our products and services and seek to provide significant benefits expected from this management integration to our customers and shareholders.

(iv) Two groups will be integrated based on equal spirit. Furthermore, founded on the key principles of trust and reliability, both groups will foster a corporate culture that will fully realize the abilities of our personnel, aim to significantly strengthen corporate governance, and will contribute to the prosperity of our customers, society and the economy, and to raise shareholder value as a reliable comprehensive financial services group.

2. Integration structure

We are considering the integration structures as follows.

(i) Holding companies
Mitsubishi Tokyo Financial Group, Inc and UFJ Holdings, Inc. will merge, with MTFG as the surviving company.

(ii) Banks
The Bank of Tokyo-Mitsubishi, Ltd. and UFJ Bank Limited will merge, with BTM, a wholly-owned subsidiary of the new holding company, as the surviving company.

(iii) Trust banks
The Mitsubishi Trust and Banking Corporation and UFJ Trust Bank Limited will merge, with MTB, a wholly-owned subsidiary of the new holding company, as the surviving company.

(iv) Securities companies

Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd. will merge, with Mitsubishi Securities as the surviving company, and becoming a directly or indirectly owned subsidiary of the new holding company.

(v) Group companies other than banks, trust banks and securities companies

In order to realize the purpose of management integration, group companies other than banks, trust banks and securities companies will consider the integration after receiving the cooperation of the relevant companies, if necessity arises.

3. Integration schedule

The integration of the two groups' holding companies, banks, trust banks and securities companies is targeted for completion by October 1, 2005, subject to receiving approval from the relevant authorities as stipulated by law.

4. Company names

(i) The planned name of the new holding company is Kabushikikaisha Mitsubishi UFJ Holdings in Japanese, and Mitsubishi UFJ Holdings, Inc. in English

(ii) The planned name of the new bank is Kabushikikaisha Mitsubishi Tokyo UFJ Ginko in Japanese, and The Bank of Tokyo-Mitsubishi UFJ, Ltd. in English

(iii) The planned name of the new trust bank is Mitsubishi UFJ Shintaku Ginko Kabushikikaisha in Japanese, and Mitsubishi UFJ Trust and Banking Corporation in English

(iv) The planned name of the new securities company is Mitsubishi UFJ Shouken Kabushikikaisha in Japanese, and Mitsubishi UFJ Securities Co., Ltd. in English

5. Locations of Headquarters

(i) New holding company

The current headquarters of MTFG (Chiyoda-ku, Tokyo)

(ii) New bank

The current headquarters of BTM (Chiyoda-ku, Tokyo)

(iii) New trust bank

The current headquarters of MTB (Chiyoda-ku, Tokyo)

(iv) New securities company

The current headquarters of Mitsubishi Securities (Chiyoda-ku, Tokyo)

6. Representatives (Planned)

(i) New holding company

Chairman: Ryosuke Tamakoshi;Deputy Chairman: Haruya Uehara;
President : Nobuo Kuroyanagi

(ii) New bank

Chairman : Shigemitsu Miki; Deputy Chairman : Ryosuke Tamakoshi;
President : Nobuo Kuroyanagi; Deputy President : Takamune Okihara

(iii) New trust bank

Chairman : Akio Utsumi; President : Haruya Uehara;
Deputy President: Shintaro Yasuda

(iv) New securities company

Chairman : Yasumasa Gomi; Deputy Chairman: Koichi Kane;
President: : Kimisuke Fujimoto

7. Integration Ratio

The respective merger or other integration ratios for the holding companies, banks, trust banks and securities companies will be decided on the basis of forthcoming discussions considering rational assessments, including valuation reports by outside institutions.

The organization, capital, specific integration procedures, and other matters regarding the new holding company, new bank, new trust bank and new securities company will be decided on the basis of forthcoming discussions.

8. Stock Exchange listings

It is planned that the new holding company will be listed in Japan on the stock exchanges of Tokyo, Osaka and Nagoya, and overseas on the stock exchanges of New York and London.

9. Business tie-ups

Prior to integration, the holding companies, banks, trust banks and securities companies will, in order to improve customers' convenience and enhance our service standard, enter into business tie-ups in accordance with the purpose and spirit of management integration.

10. Organization to promote integration

To promote prompt and smooth integration of management and operation, an integration committee will be established with the president of MTFG as committee chairman and the president of UFJ Holdings as deputy chairman.

A bank integration committee, a trust bank integration committee, and a securities company integration committee will also be established at banks, trust banks and securities companies, respectively.

The purpose of management integration of MTFG and UFJ is to create a "premier comprehensive global financial group" that is competitive worldwide to provide products and services of the highest quality from the customer-oriented point of view. In order to realize this purpose, we would like related parties to share the spirit of our management integration.

* * *

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

Contacts:

MTFG	Corporate Communications Office	Tel: 81-3-3240-8149
UFJ	Gavin Anderson & Company	Tel: 81-3-5404-0640
BTM	Public Relations Office	Tel: 81-3-3240-2950
UFJ Bank	Gavin Anderson & Company	Tel: 81-3-5404-0640
MTB	Public Relations Section	Tel: 81-3-6214-6044
UFJ Trust	Public Relations Office	Tel: 81-3-3218-0775
Mitsubishi Securities	Public Relations Office	Tel: 81-3-6213-6124
UFJ Tsubasa Securities	Public Relations Department	Tel: 81-3-5222-8355

<Reference: Strength of the Integrated Group>



Creation of A Premier Comprehensive Global Financial Group
MTFG
UFJ
Preeminent domestic network with well-balanced coverage of Tokyo, Nagoya and Osaka metropolitan areas and leading global network among Japanese banks
Outstanding customer base in all segments ranging from retail to high net worth customers, and from SMEs to large corporations
Outstanding presence in trust business such as asset management and administration, real estate and stock transfer agency
Solid group of affiliates ranging from leading full service securities firms to consumer loan and consumer credit companies
Solid corporate governance structure meeting the needs of a global bank

<Reference: Complementarity in operations and regions>

Lending portfolios (As at end March 2004)

Since over half (53%) of MTFG's lending is to large companies , etc or overseas borrowers and UFJ's lending is weighted towards medium- and small-sized companies and individuals (64%), the management integration will enable us to create a balanced portfolio.


MTFG
Overseas
10%
Large
companies
etc.
43%
Individuals
19%
Medium-
/small-sized
companies
etc.
28%


UFJ Bank
Overseas
5%
Large
companies
etc.
31%
Individuals
26%
Medium-
/small-sized
companies
etc.
38%

Note: MTFG figures are the sum of the non-consolidated figures of BTM and MTBC (Banking accounts + Trust accounts). UFJ figures are the sum of the non-consolidated figures of UFJ Bank (including two separated subsidiaries) and UFJ Trust Bank (Banking accounts + Trust accounts).

Domestic and overseas networks (As at end March 2004)

77% of MTFG's domestic branches are concentrated in Eastern Japan while in contrast UFJ is more balanced with 28% of its branches in Central Japan and 34% in Western Japan. MTFG has the leading overseas network among Japanese banks with 81 locations. Integration of the two groups should thus be highly complementary.


Domestic Total
500
400
300
200
100
0
315
459
MTFG
UFJ
Overseas
100
80
60
40
20
0
81
26
MTFG
UFJ
Central Japan
250
200
150
100
50
0
12
128
MTFG
UFJ
Eastern Japan
250
200
150
100
50
0
245
172
MTFG
UFJ
Western Japan
250
200
150
100
50
0
58
159
MTFG
UFJ

Note: For MTFG, this figure comprises the sum of The Bank of Tokyo-Mitsubishi, Ltd. and The Mitsubishi Trust and Banking Corporation; for UFJ Holdings, it comprises the sum of UFJ Bank Limited and UFJ Trust Bank Limited.

<Outline of Group Companies>

	MTFG		UFJ
Commercial banking	Bank of Tokyo-Mitsubishi →	Aiming at integration by Oct. 1, 2005	← UFJ Bank
Trust banking	The Mitsubishi Trust and Banking Corporation →	Aiming at integration by Oct. 1, 2005	← UFJ Trust Bank
Securities	Mitsubishi Securities →	Aiming at integration by Oct. 1, 2005	← UFJ Tsubasa Securities
	Me Net Securities		kabu.com Securities
Investment trusts Asset management	Tokyo Mitsubishi Asset Management Mitsubishi Trust Asset Management	To be integrated as Mitsubishi Asset Management (Oct. 1, 2004)	UFJ Partners Asset Management UFJ Asset Management
	Kokusai Asset Management		
	Mitsubishi Tokyo Wealth Management Securities		
	The Master Trust Bank of Japan		
Consumer finance, Credit cards, Consumer credit	DC Card		UFJ Card
	Tokyo-Mitsubishi CashOne		Mobit
	ACOM		Nippon Shinpan
Leasing	Diamond Lease		UFJ Central Leasing
	BOT Lease		NBL
IT	Diamond Computer Service		UFJ & Hitachi Systems
			UFJIS
Overseas subsidiaries	Mitsubishi Securities International plc		UFJ International Plc
	UnionBancal Corporation		

Legend: Consolidated subsidiary (shaded box) | Equity-method accounting affiliate (plain box) | Other related company (dotted box)

<Outline of the Groups (1)>

[Group Consolidated]

(Consolidated, as of end March 2004)

	Mitsubishi Tokyo Financial Group, Inc.	UFJ Holdings, Inc.	Combined
Date of establishment	April 2, 2001	April 2, 2001	-
Registered Head Office	2-4-1, Marunouchi, Chiyoda-ku, Tokyo	3-5-6, Fushimimachi, Chuo-ku, Osaka	-
Representative	Nobuo Kuroyanagi, President & CEO	Ryosuke Tamakoshi, President & CEO	-
Shareholders' capital	Yen 1,258,052 million	Yen 1,000,000 million	-
Number of Outlets *(Note 1)*	396	485	881
In Japan	315	459	774
Overseas	81	26	107
Number of consolidated employees *(Note 2)*	43,627	34,269	77,896
Total assets	Yen 106,615.4 billion	Yen 82,134.4 billion	Yen 188,749.9 billion
Deposits	Yen 66,097.5 billion	Yen 52,975.7 billion	Yen 119,073.3 billion
Loans	Yen 46,590.1 billion	Yen 42,462.6 billion	Yen 89,052.7 billion
Net assets	Yen 4,295.2 billion	Yen 1,665.0 billion	Yen 5,960.3 billion
Trust assets *(Note 3)*	Yen 55,876.3 billion	Yen 36,184.8 billion	Yen 92,061.2 billion
Gross business profit *(Note 4)*	Yen 1,773.5 billion	Yen 1,625.2 billion	Yen 3,398.8 billion
Net business profit *(Note 5)*	Yen 793.1 billion	Yen 921.5 billion	Yen 1,714.7 billion
BIS capital ratio (International Standard)	12.95%	9.24%	11.24%
Tier1 Ratio	7.14%	4.70%	6.02%
Deferred tax assets outstanding (net)	Yen 655.5 billion	Yen 1,395.7 billion	Yen 2,051.3 billion
Ratio of DTA to Tier1 Capital	16.9%	64.1%	33.9%
Number of shares outstanding	6,572 thousand	5,824 thousand	-
Common shares	6,476 thousand	5,093 thousand	-
Preferred shares	96 thousand	731 thousand	-

	Mitsubishi Tokyo Financial Group, Inc.		UFJ Holdings, Inc.		Combined
Major Shareholders	Name	Percentage held of total shares in issue	Name	Percentage held of total shares in issue	
	Japan Trustee Services Bank, Ltd. (Trust Account)	6.32%	State Street Bank and Trust Company 505010	5.30%	
	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.78%	Japan Trustee Services Bank, Ltd. (Trust Account)	4.93%	
	State Street Bank and Trust Company	3.31%	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.34%	
	Hero & Co.	2.75%	State Street Bank and Trust Company	2.89%	
	Meiji Yasuda Life Insurance Company (Pension trust account)	2.70%	Nippon Life Insurance Company	2.74%	
	The Tokio Marine and Fire Insurance Co., Ltd.	2.26%	Toyota Motor Corporation	2.69%	

Notes: 1. Figures of MTFG are aggregates of Bank of Tokyo-Mitsubishi and Mitsubishi Trust and Banking Corporation, those of UFJ Holdings are aggregates of UFJ Bank and UFJ Trust Bank

2. Figures include local employees in overseas offices and do not include temporary and part-time employees

3. Figures include trust assets under the Service-Shared Co-Trusteeship

4. Before credit costs for trust accounts

5. Before credit costs for trust accounts and provision for formula allowance for loan losses

<Outline of the Groups (2)>

[Commercial Banks]

(Non-consolidated, as of end March 2004)

		The Bank of Tokyo-Mitsubishi, Ltd.	UFJ Bank Ltd.	Combined
Date of establishment		August 1919	December 1933	-
Registered Head Office		2-7-1, Marunouchi, Chiyoda-ku, Tokyo	3-21-24, Nishiki, Naka-ku, Nagoya	-
Representative		Nobuo Kuroyanagi, President	Takamune Okihara, President	-
Shareholders' capital		Yen 871,973 million	Yen 843,582 million	-
Credit rating		A-(S&P)	BBB(S&P)	-
(As of August 11, 2004)		A2(Moody's)	A3(Moody's)	-
Number of Outlets *(Note 1)*		340	446	786
In Japan		267	420	687
Overseas		73	26	99
Number of Employees *(Note 2)*		17,714	16,911	34,625
Total assets		Yen 76,437.4 billion	Yen 70,712.5 billion	Yen 147,149.9 billion
Deposits		Yen 51,819.4 billion	Yen 48,813.9 billion	Yen 100,633.3 billion
Loans		Yen 34,816.6 billion	Yen 37,876.3 billion	Yen 72,693.0 billion
Net assets		Yen 3,142.2 billion	Yen 1,577.9 billion	Yen 4,720.2 billion
BIS capital ratio (Consolidated, International Standard)		11.97%	8.36%	10.21%
Tier 1 ratio		6.52%	4.27%	5.42%
Disclosed claims under Financial Revitalization Law *(Note 3)*		Yen 992.7 billion	Yen 3,556.3 billion	Yen 4,549.0 billion
Disclosed claims ratio under Financial Revitalization Law *(Note 3)*		2.55%	8.40%	5.60%
Gross business profit *(Note 3)*		Yen 925.3 billion	Yen 1,198.2 billion	Yen 2,123.5 billion
Net business profit *(Note3)*		Yen 466.8 billion	Yen 708.1 billion	Yen 1,174.9 billion
Net profit		Yen 359.7 billion	(Yen 408.8 billion)	(Yen 49.0 billion)
Retail business				
	Individual deposits in Yen	Yen 25,862.5 billion	Yen 24,114.8 billion	Yen 49,977.3 billion
	Individual deposits in foreign currencies (@Yen110/$)	Yen 808.7 billion	Yen 486.9 billion	Yen 1,295.6 billion
	Loans to individual customers *(Note 3)*	Yen 7,798.9 billion	Yen 10,273.5 billion	Yen 18,072.5 billion
	New housing loan extension *(Note 4)*	Yen 1,403.8 billion	Yen 1,609.6 billion	Yen 3,013.4 billion
Corporate business				
	Loans to SMEs *(Note 3)*	Yen 9,530.0 billion	Yen 14,816.4 billion	Yen 24,346.4 billion
	Private placement bonds entrusted *(Note 5)*	Yen 234.4 billion	Yen 943.5 billion	Yen 1,177.9 billion
	ABCP *(Note 6)*	Yen 1,998.9 billion	Yen 939.2 billion	Yen 2,938.1 billion
	Volume of trade handling	US$ 237.1 billion	US$ 132.9 billion	US$ 370.0 billion
	Share of customs clearing	26.9%	15.1%	42.0%

Notes: 1. Figures include sub-branches and agencies

2. Figures exclude employees on external assignment and include the seconded from outside and local employees in overseas offices. Figures do not include temporary and part-time employees.

3. Figures of UFJ Bank include those of 2 separated subsidiaries

4. New loan contracts for residential purpose

5. Figures exclude ABS

6. Figures are based on amount of negotiation of claimable assets

<Outline of the Groups (3)>

[Trust Banks]

(Non-consolidated, as of end March 2004)

	The Mitsubishi Trust and Banking Corporation	UFJ Trust Bank Limited	Combined
Date of establishment	March 1927	November 1959	-
Registered Head Office	1-4-5, Marunouchi, Chiyoda-ku, Tokyo	1-4-3, Marunouchi, Chiyoda-ku, Tokyo	-
Representative	Haruya Uehara, President	Shintaro Yasuda, President	-
Shareholders' capital	Yen 324,279 million	Yen 280,536 million	-
Credit rating	A-(S&P)	BBB(S&P)	-
(As of August 11, 2004)	A2(Moody's)	A3(Moody's)	-
Number of Outlets *(Note 1)*	56	39	95
In Japan	48	39	87
Overseas	8	0	8
Number of Employees *(Note 2)*	5,083	2,342	7,425
Total assets	Yen 19,364.2 billion	Yen 6,097.8 billion	Yen 25,462.0 billion
Deposits	Yen 10,844.7 billion	Yen 3,112.0 billion	Yen 13,956.8 billion
Loans (Note 3)	Yen 9,309.0 billion	Yen 4,088.1 billion	Yen 13,397.2 billion
Net assets	Yen 978.5 billion	Yen 383.2 billion	Yen 1,361.7 billion
Trust assets *(Note 4)*	Yen 55,876.3 billion	Yen 36,184.8 billion	Yen 92,061.2 billion
BIS capital ratio (Consolidated, International Standard)	15.03%	12.87%	14.40%
Tier 1 ratio	7.76%	8.72%	8.04%
Disclosed claims under Financial Revitalization Law *(Note 3)*	Yen 426.3 billion	Yen 393.0 billion	Yen 819.3 billion
Disclosed claims ratio under Financial Revitalization Law *(Note 3)*	4.50%	9.56%	6.03%
Gross business profit *(Note 5,6)*	Yen 339.0 billion	Yen 164.1 billion	Yen 503.2 billion
Net business profit *(Note 6,7)*	Yen 188.0 billion	Yen 86.4 billion	Yen 274.5 billion
Net profit *(Note 6)*	Yen 122.7 billion	Yen 33.2 billion	Yen 155.9 billion
Trust business			
Number of testamentary trust with execution	8,626	5,423	14,049
Commissions and trust fees from real estate transactions	Yen 16.2 billion	Yen 12.3 billion	Yen 28.5 billion
Number of clients for stock transfer agency	916	2,049	2,965
Number of shareholders for stock transfer agency	6,365 thousand	12,686 thousand	19,051 thousand
Investment trusts under management	Yen 9.5 trillion	Yen 12.5 trillion	Yen 22.0 trillion
Corporate pension funds	Yen 14.9 trillion	Yen 8.6 trillion	Yen 23.5 trillion

Notes: 1. Figures include sub-branches and agencies
2. Figures exclude employees on external assignment and include the seconded from outside and local employees in overseas offices. Figures do not include temporary and part-time employees.
3. Combined for banking and trust accounts
4. Figures include trust assets under the Service-Shared Co-Trusteeship
5. Before credit costs for trust accounts
6. Figures of UFJ Trust Bank include those of separated subsidiary
7. Before credit costs for trust accounts and provision for formula allowance for loan losses

<Outline of the Groups (4)>

[Securities Firms]

(Non-consolidated, as of end March 2004)

	Mitsubishi Securities Co., Ltd.	UFJ Tsubasa Securities Co., Ltd.	Combined
Date of establishment	March 1948	April 1948	-
Registered Head Office	2-4-1, Marunouchi, Chiyoda-ku, Tokyo	1-1-3, Otemachi, Chiyoda-ku, Tokyo	-
Representative	Koichi Kane, President	Kimisuke Fujimoto, President	-
Shareholders' capital	Yen 65,518 million	Yen 25,107 million	-
Number of outlets in Japan *(Note 1)*	69	89	158
Number of employees (Non-consolidated) *(Note 2)*	3,750	2,804	6,554
Total assets	Yen 4,535.9 billion	Yen 3,468.3 billion	Yen 8,004.3 billion
Client assets under custody	Yen 11.1 trillion	Yen 7.1 trillion	Yen 18.3 trillion
Retail assets under custody	Yen 3.3 trillion	Yen 3.5 trillion	Yen 6.8 trillion
Operating revenue	Yen 129.5 billion	Yen 85.8 billion	Yen 215.4 billion
(Commissions received)	Yen 59.1 billion	Yen 48.9 billion	Yen 108.1 billion
Ordinary profit	Yen 32.2 billion	Yen 22.0 billion	Yen 54.2 billion
Net profit	Yen 32.9 billion	Yen 17.8 billion	Yen 50.7 billion
Share of underwriting *(Note 3)*			
Share in IPO public offerings	3.9%	3.5%	7.4%
Share in secondary stock offerings	4.5%	3.1%	7.6%
Share in straight bonds	10.4%	6.2%	16.6%
Share in Samurai bonds	9.3%	0.3%	9.6%
Share in ABS public offerings	1.0%	7.0%	8.0%
Total shares outstanding	472,661 thousand	603,243 thousand	

	Name	Percentage held of total shares in issue	Name	Percentage held of total shares in issue
Major shareholders	The Bank of Tokyo-Mitsubishi, Ltd.	52.25%	UFJ Bank Ltd.	61.57%
	Toyota Motor Corporation	5.89%	UFJ Trust Bank Ltd.	6.05%
	The Mitsubishi Trust and Banking Corporation	4.04%	UFJ Partners Asset Management Co., Ltd.	3.57%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.87%	Japan Trustee Services Bank, Ltd. (Trust Account)	1.61%
	Japan Trustee Services Bank, Ltd. (Trust Account)	3.05%	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.59%
	Nippon Life Insurance Company	2.34%	Shinsei Bank, Ltd.	1.48%
	Trust & Custody Services Bank, Ltd.	1.58%	Sumitomo Life Insurance Company	0.86%
	Daido Life Insurance Company	1.22%	Taiyo Life Insurance Company	0.85%
	The Chase Manhattan Bank NA London	1.16%	Meiji Yasuda Life Insurance Company	0.66%
	SHARQ	0.92%	Sanshin Co., Ltd.	0.65%

Notes: *1. Figures exclude outlets in the form of partial letting from banks*
2. Figures of Mitsubishi Securities include 32 executive officers (non-directors)
Figures of UFJ Tsubasa Securities include 14 executive officers (non-directors)
3. Source: Thomson DealWatch

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

Business Alliance between Mitsubishi Securities Co., Ltd. and UFJ Tsubasa Securities Co., Ltd.

Tokyo, October 29, 2004 — Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane), a consolidated subsidiary of Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), a consolidated subsidiary of UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi) have entered into a Basic Agreement regarding a business alliance between the two companies today.

1. Purpose of signing the Basic Agreement

The purpose is to proceed with the business alliance between Mitsubishi Securities and UFJ Tsubasa Securities prior to the completion of the management integration scheduled for October 2005. We believe the business alliance will help enhance the competitive advantage of the two companies by utilizing each other's know-how and management resources.

2. Summary of the Business Alliance

Mitsubishi Securities and UFJ Tsubasa Securities will undergo discussions to determine the details of the business alliance as necessary. At this initial phase, we expect the business alliance to be in the following business areas:

1) Primary, Investment Banking Business

We will discuss details of the business alliance with respect to underwriting services of domestic and overseas equity/bond offerings and initial public offerings/ public offerings and structured finance operations including asset securitizations.

2) Secondary Business

With respect to equity/bond and derivative products, we will discuss details of the business alliance that will enable the two companies to utilize each other's know-how and management resources.

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03)-3240-8149
UFJ Holdings, Inc.	Public Relations Department	(03)-3212-5460
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03)-6213-6124
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	(03)-5222-8355

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F 4 ("Form F 4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F 4 (if filed) will contain a prospectus and other documents. If a Form F 4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F 4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F 4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F 4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F 4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F 4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1 800 SEC 0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward Looking Statements

This communication contains forward looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's management believes that the expectations reflected in such forward looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F 4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG does not undertake any obligation to update or revise any forward looking information or statements.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank Limited
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

MTFG and UFJ Group Enter into an Integration Agreement, which Sets Forth the Merger Ratios and Official Corporate Names of the New Group

Tokyo, February 18, 2005 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), have been preparing for the two group's management integration in October 2005, subject to the approval of their shareholders and relevant authorities and signed an integration agreement today, which sets forth various terms of the management integration, including the merger ratios, company names and other material terms.

1. Company Names

The names of each core company of the new group were officially determined as follows:

(1) New Holding Company: Japanese Name: Kabushiki Kaisha Mitsubishi UFJ Financial Group
English Name: Mitsubishi UFJ Financial Group, Inc.
* Changed from "Kabushiki Kaisha Mitsubishi UFJ Holdings" (Mitsubishi UFJ Holdings, Inc.)

(2) New Bank: Japanese Name: Kabushiki Kaisha Mitsubishi-Tokyo UFJ Ginko
English Name: The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(3) New Trust Bank: Japanese Name: Mitsubishi UFJ Shintaku Ginko Kabushiki Kaisha
English Name: Mitsubishi UFJ Trust and Banking Corporation

(4) New Securities Company: Japanese Name: Mitsubishi UFJ Shoken Kabushiki Kaisha
English Name: Mitsubishi UFJ Securities Co., Ltd.

2. Merger Ratios

(1) Merger Ratio for the Holding Company

The ratio for the merger of the holding companies will be 0.62 MTFG shares for one UFJ share.

Company Name	MTFG	UFJ
Merger Ratio	1	0.62

* MTFG has received from Nomura Securities Co., Ltd., Morgan Stanley Japan Limited and Lazard Frères & Co., LLC and UFJ has received from Merrill Lynch Japan Securities Co., Ltd. and J.P. Morgan Securities Asia Pte. Limited fairness opinions stating that the merger

ratio is fair from a financial standpoint.[1]

Each class of UFJ preferred shares will be exchanged for MTFG preferred shares that have the same terms.

(2) Merger Ratio for the Banks

The ratio for the merger of the banks will be 0.62 BTM shares for one UFJ Bank share.

Company Name	BTM	UFJ Bank
Merger Ratio	1	0.62

Each class of UFJ Bank preferred shares will be exchanged for BTM preferred shares that have the same terms.

(3) Merger Ratio for the Trust Banks

The ratio for the merger of the trust banks will be 0.62 MTB shares for one UFJ Trust Bank share.

Company Name	MTB	UFJ Trust Bank
Merger Ratio	1	0.62

Each class of UFJ Trust Bank preferred shares will be exchanged for MTB preferred shares that have the same terms.

(4) Merger Ratio for the Securities Companies

The ratio for the merger of the securities companies will be 0.42 Mitsubishi Securities shares for one UFJ Tsubasa Securities share.

Company Name	Mitsubishi Securities	UFJ Tsubasa Securities
Merger Ratio	1	0.42

* The merger ratio was determined by Mitsubishi Securities and UFJ Tsubasa Securities, taking into consideration the valuation made by GMD Corporate Finance Limited (a member of the KPMG group) based on stock price, income and discounted cash flow.

* Mitsubishi Securities has received from Deutsche Securities Limited and UFJ Tsubasa Securities has received from Lehman Brothers Japan, Inc., fairness opinions stating that the merger ratio is fair from a financial standpoint.

(Contacts:)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9059)
UFJ Holdings, Inc.	Public Relations Department	(03-3212-5460)
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03-3240-2950)
UFJ Bank Limited	Corporate Communications Department	(03-3212-5460)
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(03-6214-6044)
UFJ Trust Bank Limited	Public Relations Office	(03-3218-0775)
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03-6213-6124)
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	(03-5222-8355)

[Reference Materials]

Highlights of the Merger Agreements to Be Entered into Pursuant to the Integration Agreement

In accordance with the terms of the Integration Agreement, MTFG and UFJ group companies will enter into merger agreements (the "Merger Agreements") as stipulated in Article 408 of the Commercial Code as soon as practicable but no later than April 30, 2005. The key points of the Merger Agreements, which will be consistent with the Integration Agreement, are as follows:

1. New holding company

(1)	Company name:	Mitsubishi UFJ Financial Group, Inc.
(2)	Integration structure:	Merger, whereby MTFG will be the surviving entity and UFJ will cease to exist.
(3)	Date of merger:	October 1, 2005 (scheduled)
(4)	Registered head office:	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
(5)	Representatives:	Chairman, Ryosuke Tamakoshi Deputy Chairman, Haruya Uehara President, Nobuo Kuroyanagi
(6)	Listings:	Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange and London Stock Exchange.
(7)	Merger ratio:	0.62 MTFG ordinary shares for each UFJ ordinary share.

2. New bank

(1)	Company name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Integration structure:	Merger, whereby The Bank of Tokyo-Mitsubishi, Ltd. (BTM) will be the surviving entity and UFJ Bank Limited (UFJ Bank) will cease to exist.
(3)	Date of merger:	October 1, 2005 (scheduled)
(4)	Registered head office:	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
(5)	Representatives:	Chairman, Shigemitsu Miki Deputy Chairman, Ryosuke Tamakoshi President, Nobuo Kuroyanagi
(6)	Merger ratio:	0.62 BTM ordinary shares for each UFJ Bank ordinary share.

3. New trust bank

(1)	Company name:	Mitsubishi UFJ Trust and Banking Corporation

(2)	Integration structure:	Merger, whereby The Mitsubishi Trust and Banking Corporation (MTB) will be the surviving entity and UFJ Trust Bank Limited (UFJ Trust Bank) will cease to exist.
(3)	Date of merger:	October 1, 2005 (scheduled)
(4)	Registered head office:	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
(5)	Representatives:	Chairman, Akio Utsumi President, Haruya Uehara
(6)	Merger ratio:	0.62 MTB ordinary share for each UFJ Trust Bank ordinary share.

4. New securities company

(1)	Company name:	Mitsubishi UFJ Securities Co., Ltd.
(2)	Integration structure:	Merger, whereby Mitsubishi Securities Co., Ltd. (Mitsubishi Securities) will be the surviving entity and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities) will cease to exist.
(3)	Date of merger:	October 1, 2005 (scheduled)
(4)	Registered head office:	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
(5)	Representatives:	Chairman , Yasumasa Gomi Deputy Chairman, Koichi Kane President, Kimisuke Fujimoto
(6)	Listings:	Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange.
(7)	Merger ratio:	0.42 Mitsubishi Securities ordinary shares for each UFJ Tsubasa Securities ordinary share.

Endnote

1. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Each of the above opinions rendered is addressed to the board of directors of each company, is directed only to the fairness, from a financial point of view, of the agreed-upon exchange ratio to each company or the holders of each company's common shares, and does not constitute a recommendation to any shareholder of each company as to how such shareholder should vote with respect to the merger or any other matter. Full texts of the above opinions rendered by Merrill Lynch Japan Securities Co., Ltd. and J.P. Morgan Securities Asia Pte. Limited will be included in a draft of the Form F-4 to be filed with the United States Securities and Exchange Commission (the "SEC") by MTFG in connection with the merger (the "Form F-4"). The holders of UFJ's common shares are urged to read the draft of the Form F-4 (and any other relevant documents filed with the SEC) when each of them becomes available, as well as any amendments or supplements to those documents. The Form F-4 will contain important information regarding the merger.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

Mitsubishi Tokyo Financial Group, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
The Mitsubishi Trust and Banking Corporation
Mitsubishi Securities Co., Ltd.

Decision by Mitsubishi Tokyo Financial Group, Inc. to make Mitsubishi Securities Co., Ltd. a Directly-Held Subsidiary

Tokyo, February 18, 2005 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) today decided to make the core securities company of the group, Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane), a directly-held subsidiary by acquiring all of the shares of Mitsubishi Securities common stock currently held by The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara). The transaction is subject to the approval of the relevant regulators.

1. Purpose of Transaction

As MTFG proceeds with the proposed management integration with the UFJ group scheduled for October 2005, Mitsubishi Securities is also planning to merge with UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) subject to the approval by the shareholders and the relevant authorities.

Mitsubishi Securities is currently the securities subsidiary of BTM, which in turn is a subsidiary of MTFG. In view of the management integration, MTFG has reconsidered the form of its investment in Mitsubishi Securities taking into account that UFJ Tsubasa Securities is a directly-held subsidiary of UFJ Holdings, Inc. (UFJ Holdings). The new group plans to position Mitsubishi Securities along with the bank and trust bank subsidiaries, as a core company by making it a directly-held subsidiary of MTFG.

2. Timing to make Mitsubishi Securities a Directly-Held Subsidiary of MTFG

MTFG plans to acquire all of the shares of Mitsubishi Securities common stock currently held by BTM and MTB (representing 56.9% of the voting rights) on July 1, 2005.

(Reference) As of September 30, 2004

Number of shares held by BTM: 246,969,978 shares
Number of shares held by MTB: 17,244,153 shares

Contacts:

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9059)
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03-3240-2950)
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(03-6214-6044)
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03-6213-6124)

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	**UFJ CONTACT:**
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank Limited
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

Execution of a Merger Agreement

Tokyo, April 20, 2005 ---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi) and UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara) and UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda) and, Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), have been preparing for the two group's management integration in October 2005, subject to the approval of their shareholders and relevant authorities, and respectively signed relevant merger agreements today.

The main terms of the merger agreements, etc. are as set forth in the attached reference material.

(Contacts:)

Mitsubishi Tokyo Financial Group, Inc.	Corporate Communications Office	(03-3240-9059)
UFJ Holdings, Inc.	Public Relations Department	(03-3212-5460)
The Bank of Tokyo-Mitsubishi, Ltd.	Public Relations Office	(03-3240-2950)
UFJ Bank Limited	Corporate Communications Department	(03-3212-5460)
The Mitsubishi Trust and Banking Corporation	Public Relations Section	(03-6214-6044)
UFJ Trust Bank Limited	Public Relations Office	(03-3218-0775)
Mitsubishi Securities Co., Ltd.	Public Relations Office	(03-6213-6124)
UFJ Tsubasa Securities Co., Ltd.	Public Relations Department	(03-5222-8355)

[Reference Material]

Main terms of the merger agreement, etc.

1. New Holding Company

(1) Company name:	Japanese Name: Kabushiki Kaisha Mitsubishi UFJ Financial Group English Name: Mitsubishi UFJ Financial Group, Inc.
(2) Merger structure:	Merger, whereby Mitsubishi Tokyo Financial Group, Inc. (MTFG) will be the surviving entity and UFJ Holdings, Inc. (UFJ) will be the dissolving entity.
(3) Date of the shareholders' meetings to approve the merger:	General meetings will be held on June 29, 2005
(4) Date of the merger:	October 1, 2005 Date of commercial registration of the merger: October 3, 2005 (Scheduled)
(5) Date from which dividends on the shares of common stock to be allotted and delivered in connection with the merger shall be calculated:	October 1, 2005
(6) Representatives:	Chairman: Ryosuke Tamakoshi Deputy Chairman: Haruya Uehara President & CEO: Nobuo Kuroyanagi
(7) Merger ratio:	0.62 share of MTFG common stock for each share of UFJ common stock. One Class 8, Class 9, Class 10, Class 11 and Class 12 share of preferred stock of MTFG for each Class II, Class IV, Class V, Class VI and Class VII share of preferred stock of UFJ.
(8) Number of new shares to be issued in connection with the merger:	The number of shares to be issued is obtained by multiplying (x) the total number of shares of UFJ held by the shareholders entered or recorded in the shareholder register as of the day immediately preceding the date of the merger by (y) the above merger ratio. However, allotment will not be made for shares of common stock held by MTFG and treasury stock held by UFJ. (The number of new shares to be issued in connection with the merger is not decided as the preferred shares of UFJ may be converted to common stock by the date of the merger.)

[Note]
Total number of issued shares of UFJ as of March 31, 2005
Shares of common stock: 5,165,292.70 shares
Class I shares of preferred stock: 6,543 shares
Class II shares of preferred stock: 200,000 shares
Class IV shares of preferred stock: 150,000 shares
Class V shares of preferred stock: 150,000 shares
Class VI shares of preferred stock: 8 shares
Class VII shares of preferred stock: 200,000 shares
(Note) Class I shares of preferred stock that have not been converted by July 31, 2005 shall be converted into shares of common stock on August 1, 2005.

(9) Merger-related cash distribution: No cash distribution will be made.

2. New Bank

(1) Company name:	Japanese Name: Kabushiki Kaisha Mitsubishi Tokyo UFJ Ginko English Name: The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2) Merger structure:	Merger, whereby The Bank of Tokyo-Mitsubishi, Ltd. (BTM) will be the surviving entity and UFJ Bank Limited (UFJ Bank) will be the dissolving entity.
(3) Dates of the shareholders' meetings to approve the merger:	BTM: June 28, 2005 UFJ Bank: June 29, 2005
(4) Date of the merger:	October 1, 2005 Date of commercial registration of the merger: October 3, 2005 (Scheduled)
(5) Date from which dividends on the shares of common stock to be allotted and delivered in connection with the merger shall be calculated:	October 1, 2005
(6) Representatives:	Chairman: Shigemitsu Miki Deputy Chairman: Ryosuke Tamakoshi President: Nobuo Kuroyanagi
(7) Merger ratio:	0.62 shares of BTM common stock for each share of UFJ Bank common stock. One Class 3 of Series 1, Class 4 of Series 1 and Class 5 of Series 1 share of preferred stock of BTM for each Class A Series 1, Class D Series 1 and Class D Series 2 share of preferred stock of UFJ Bank. 0.34 shares of BTM common stock for each of Class E Series 1, Class G Series 1 and Class G Series 2 share of preferred stock of UFJ Bank. 3.44 shares of BTM common stock for each Class H Series 1 share of preferred stock of UFJ Bank. As for Class E Series 1 preferred shares, if the conversion right has been exercised to convert to Class F shares of preferred stock, 0.34 shares of BTM common stock will be allotted and delivered for each Class F share of preferred stock.
(8) Number of new shares to be issued in connection with the merger:	The number of shares to be issued is obtained by multiplying (x) the total number of shares of UFJ Bank held by the shareholders entered or recorded in the shareholder register as of the day immediately preceding the date of the merger by (y) the above merger ratio. (The number of new shares to be issued in connection with the merger is not decided as the

preferred shares of UFJ Bank may be converted to common stock by the date of the merger.)

[Note]

Number of total issued shares of UFJ Bank as of March 31, 2005

Shares of common stock: 4,598,911,452 shares

Series 1 shares of preferred stock: 6,543,000 shares

Class A Series 1shares of preferred stock: 200,000,000 shares

Class D Series 1 shares of preferred stock: 150,000,000 shares

Class D Series 2 shares of preferred stock: 150,000,000 shares

Class E Series 1 shares of preferred stock: 3,500,000,000 shares

Class G Series 1 shares of preferred stock: 400,000,000 shares

Class G Series 2 shares of preferred stock: 20,000,000 shares

Class H Series 1 shares of preferred stock: 25,000,000 shares

(Note) Shares of Series 1 preferred stock that have not been converted by July 31, 2005 shall be converted into shares of common stock on August 1, 2005.

(9) Merger-related cash distribution: No cash distribution will be made.

3. New Trust Bank

(1) Company name:	Japanese Name: Mitsubishi UFJ Shintaku Ginko Kabushiki Kaisha English Name: Mitsubishi UFJ Trust and Banking Corporation
(2) Merger structure:	Merger, whereby The Mitsubishi Trust and Banking Corporation (MTB) will be the surviving entity and UFJ Trust Bank Limited (UFJ Trust Bank) will be the dissolving entity.
(3) Date of the shareholders' meetings to approve the merger:	MTB: June 28, 2005 UFJ Trust Bank: June 29, 2005
(4) Date of the merger:	October 1, 2005 Date of commercial registration of the merger: October 3, 2005 (Scheduled)
(5) Date from which dividends on the shares of common stock to be allotted and delivered in connection with the merger shall be calculated:	October 1, 2005
(6) Representatives:	Chairman: Akio Utsumi President: Haruya Uehara
(7) Merger ratio:	0.62 shares of MTB common stock for each share of UFJ Trust Bank common stock. One Class 3 of Series 1 and one Class 3 of Series 2 shares of preferred stock of MTB for each First Class First Series and First Class Second Series shares of preferred stock of UFJ Trust Bank.
(8) Number of new shares to be issued in connection with the merger:	The number of shares to be issued is obtained by multiplying (x) the total number of shares of UFJ Trust Bank held by the shareholders entered or recorded in the shareholder register as of the day immediately preceding the date of the merger by (y) the above merger ratio. (The number of new shares to be issued in connection with the merger is not decided as the preferred shares of UFJ Trust Bank may be converted to common stock by the date of the merger.) [Note] Number of total issued shares of UFJ Trust Bank as of March 31, 2005 Shares of common stock: 1,231,281,875 shares First Class First Series shares of preferred stock: 8,000 shares First Class Second Series shares of preferred stock: 200,000,000 shares
(9) Merger-related cash distribution:	No cash distribution will be made.

4. New Securities Company

(1) Company name:	Japanese Name: Mitsubishi UFJ Shoken Kabushiki Kaisha English Name: Mitsubishi UFJ Securities Co., Ltd.
(2) Merger structure:	Merger, whereby Mitsubishi Securities Co., Ltd. (Mitsubishi Securities) will be the surviving entity and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities) will be the dissolving entity .
(3) Dates of the shareholders' meetings to approve the merger:	June 29, 2005
(4) Date of the merger:	October 1, 2005 Date of commercial registration of the merger: October 3, 2005 (Scheduled)
(5) Date from which dividends on the shares of common stock to be allotted and delivered in connection with the merger shall be calculated:	April 1, 2005
(6) Representatives:	Chairman & CEO: Yasumasa Gomi Deputy Chairman: Koichi Kane President & COO: Kimisuke Fujimoto
(7) Merger ratio:	0.42 shares of Mitsubishi Securities common stock for each share of UFJ Tsubasa Securities common stock.
(8) Number of new shares to be issued following the merger:	The number of shares to be issued is obtained by multiplying (x) the total number of shares of UFJ Tsubasa Securities held by the shareholders entered or recorded in the shareholder register as of the day immediately preceding the date of the merger by (y) the above merger ratio. [Note] Total number of issued shares of UFJ Tsubasa Securities as of March 31, 2005 Shares of common stock: 603,243,089 shares
(9) Merger-related cash distribution:	No cash distribution will be made.
(10) Transfer of Stock Acquisition Rights:	UFJ Tsubasa Securities granted stock options (exercise price: 593 yen, exercise period: until March 31, 2006) to officers and employees following the resolution of the board of directors held on June 29, 2000. However, as these stock options are based on the stock subscription rights method prescribed by the provision under the previous Japanese Commercial Code (and that provision is not currently applicable), they cannot be succeeded to or assumed by the new securities company. Therefore, UFJ Tsubasa Securities and the new securities company will issue and grant stock acquisition rights which will have the same commercial effect as the stock subscription rights which will be waived, and necessary procedures for the transfer of such rights will be taken.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") filed a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus contains important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG filed with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

Company Name: Mitsubishi Securities Co., Ltd.

Name of Representative: President: Koichi Kane

(Code Number 8615 Tokyo Stock Exchange, Osaka Securities Exchange, First Section of the Nagoya Stock Exchange)

Announcement regarding Issuance of Stock Acquisition Rights as Stock Options

May 18, 2005---At a meeting held today, the Board of Directors of Mitsubishi Securities Co., Ltd. (the "Company") resolved to submit to the annual general meeting of the shareholders to be held on June 29, 2005 an agenda item seeking the approval of the issuance of the stock acquisition rights in accordance with Article 280-20 and Article 280-21 of the Commercial Code of Japan.

1. Reasons for issuing Stock Acquisition Rights on Specially Favorable Conditions

Following the merger of the Company and UFJ Tsubasa Securities Co., Ltd., the Company will issue the stock acquisition rights for no consideration because of the procedural requirements to protect the actual economic value of the stock options based on the stock subscription rights method (hereinafter referred to as the "previous stock subscription rights") granted by UFJ Tsubasa Securities, the dissolving entity (hereinafter referred to as the "dissolving entity") to employees as of June 29, 2000, in accordance with paragraph 1 of Article 280-19 of the previous commercial code of Japan.

2. Method of Issuance of Stock Acquisition Rights

(1) Persons who are allotted stock acquisition rights

Among the rights holders and successors at the time of delivery of the previous stock subscription rights, those persons who have not been granted stock acquisition rights of the dissolving entity by the date of the merger and the rights holders of the previous stock subscription rights holding the previous stock subscription rights which have not been exercised will be allotted the stock acquisition rights.

(2) Types and number of stocks that are the subject of stock acquisition rights

The maximum limit shall be 2,616,180 ordinary shares of the Company after the merger. The maximum number of shares is obtained by adjusting 6,229,000 shares, which is the number of shares that is the subject of the previous stock subscription rights, by the merger ratio of 0.42.

(3) Total number of stock acquisition rights

The maximum limit shall be 2,616,180. (The number of shares per each stock acquisition right shall be 1 ordinary share.)

(4) Issue price of stock acquisition rights

The stock acquisition rights will be issued for no consideration.

(5) Amount payable upon exercise of the stock acquisition rights

The amount payable upon exercise of each stock acquisition right will be ¥1,412 per share (the "Exercise Price"). The Exercise Price is obtained by adjusting the exercise price of the old stock subscription right (¥593) in accordance with the following formula:

$$[\text{Exercise Price after Adjustment}]=[\text{Exercise Price before Adjustment}] \times \frac{1}{\text{Merger Ratio (0.42)}}$$

If the Company issues new shares or divests its treasury stock (excluding any exercise of stock acquisition rights) at a price below the market price after the date on which stock acquisition rights are issued, the Exercise Price shall be adjusted in accordance with the following formula, with factional amounts of less than one yen resulting from such calculation to be rounded up to one yen.

$$\begin{matrix}[\text{Exercise Price} \\ \text{after Adjustment}]\end{matrix} = \begin{matrix}[\text{Exercise Price} \\ \text{before Adjustment}]\end{matrix} \times \frac{(\text{Number of Outstanding Shares}) + \dfrac{(\text{Number of New Shares to be Issued}) \times (\text{Amount to be paid per share})}{(\text{Market Price per Share before Issue of New Shares})}}{(\text{Number of Outstanding Shares}) + (\text{Number of New Shares to be Issued})}$$

The "number of outstanding shares" in the price adjustment formula above is obtained by subtracting the total number of treasury stock from the number of outstanding shares. In the event that the Company decides to divest its treasury stock, the "number of new shares to be issued" shall be replaced by the "number of treasury stock to be divested." In addition, if the Company conducts a stock split or stock consolidation after the Exercise Price is determined, the Company may adjust the Exercise Price as appropriate.

(6) Exercise Period of the Stock Acquisition Rights

The exercise period shall be between the date of issuance the stock acquisition rights and March 31, 2006 (end of the exercise period for the old stock subscription rights).

(7) Conditions to the Exercise of Stock Acquisition Rights

①. If a person granted with the stock acquisition right dies, the successor of such person shall be entitled to exercise the right in accordance with the provisions of the agreement relating to the grant of stock acquisition rights.

②. Other matters relating to the exercise of stock acquisition rights will be determined by the Board of Directors of the Company and will be set forth in the agreement relating to the grant of stock acquisition rights.

(8) Cancellation of Stock Acquisition Rights

1. The Company may cancel all stock acquisition rights for no consideration with the Board of Directors' resolution if the following matters are approved at the general meeting of shareholders.

(i) Merger agreement, under which the Company becomes the dissolving entity.

(ii) Share exchange agreement, under which the Company becomes a wholly owned subsidiary.

(iii) Share transfer agreement, under which the Company becomes a wholly owned subsidiary.

2. If the subject persons who were granted the stock acquisition rights waive, either in whole or in part, the stock acquisition rights, the Company will be able to cancel the stock acquisition rights for no consideration.

(Note) The above issuance of stock acquisition rights is subject to the approval of "Issuance of Stock Acquisition Rights as Stock Options" at the annual general meeting of shareholders to be held on June 29, 2005. Further details shall be decided by making resolutions at the meeting of the Board of Directors after obtaining the approval of the general meeting of the shareholders.

(Contact)

Mr. Kutose and Mr. Toyofuku,

Public Relations Office of Corporate Planning Division 03-6213-6124

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9066 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.